SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended June 30, 2005

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC.  AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED JUNE 30, 2005

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-June 2005

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-June 2005.

3.	Environmental, Operating and Other Information

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

GROUP RESULTS JANUARY — JUNE 2005

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million)
Sales and other operating revenues	86,817	70,314	165,815	138,775

Profit for the period attributable to BP shareholders	5,591	4,335	12,193	9,247

Profit attributable to BP shareholders per ordinary share – cents	26.30	19.79	57.09	42.03
Dividends payable per ordinary share – cents	8.925	7.10	17.425	13.85

BP will adopt International Financial Reporting Standards (IFRS) for the first time in its financial statements for the year ending December 31, 2005, which will include comparative financial statements for the years ended December 31, 2004 and 2003. For all periods up to and including the year ended December 31, 2004, BP has prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (that is, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (that is, January 1, 2003) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the three month and six month periods ended June 30, 2005 and 2004, has been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at July 26, 2005. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements.  In addition, BP has decided to early adopt IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

The financial information for 2004 has been restated to reflect the following, all with effect from January 1, 2005: (a) the adoption by the Group of IFRS (see Note 3); (b) the transfer of the aromatics and acetyls operations from the former Petrochemicals segment to the Refining and Marketing segment; (c) the transfer of the olefins and derivatives operations from the former Petrochemicals segment to Other businesses and corporate; (d) the transfer of the Grangemouth and Lavéra refineries from the Refining and Marketing segment to Other businesses and corporate; (e) the transfer of the Mardi Gras pipeline from the Exploration and Production segment to the Refining and Marketing segment; and (f) the transfer of the Hobbs fractionator from the Gas, Power and Renewables segment to Other businesses and corporate. Note 4 provides further detail of the resegmentation.

TNK-BP operational and financial information has been estimated.

The second quarter and first half trading environment was generally stronger than a year ago with higher oil and gas realizations, higher refining and chemicals margins, but with lower retail marketing margins. For the three months ended June 30, 2005 the Brent oil price increased $16.31 per barrel, the Henry Hub gas price was up $0.74 per mmbtu and the refining Global Indicator Margin increased $0.14 per barrel compared with a year ago. For the half year, the Brent oil price was $15.97 per barrel higher, the Henry Hub gas price was $0.67 per mmbtu higher and the refining Global Indicator Margin was up $0.60 per barrel compared with a year ago.

Sales and other operating revenues for the three months and six months ended June 30, 2005 were $87 billion and $166 billion respectively, compared with $70 billion and $139 billion for the equivalent periods in 2004.  The increase in sales and other operating revenues for the second quarter reflects increases of around $21 billion from higher prices and around $1 billion from foreign exchange movements.

The increase in sales and other operating revenues for the half year reflects increases of around $40 billion from higher sales prices and $2 billion from foreign exchange movements, partly offset by a net decrease of approximately $7 billion from lower sales volumes.

Profit attributable to BP shareholders for the three months ended June 30, 2005 was $5,591 million, including inventory holding gains of $610 million.  Profit for the three months ended June 30, 2004 was $4,335 million, including inventory holding gains of $462 million.  Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method.  Profit attributable to BP shareholders for the six months ended June 30, 2005 was $12,193 million, including inventory holding gains of $1,721 million.  Profit attributable to BP shareholders for the six months ended June 30, 2004 was $9,247 million, including inventory holding gains of $1,110 million.

Profit attributable to BP shareholders for the three months ended June 30, 2005:

•                       is after net fair value losses of $674 million on embedded derivatives in certain long-term gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement) in Exploration and Production;

•                       includes a gain of $75 million on the disposal of retail assets, and is after a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005 and a charge of $33 million for the impairment of an equity-accounted entity in Refining and Marketing;

•                       includes net fair value gains on embedded derivatives of $67 million and a gain of $20 million on the disposal of an NGL plant in the US in the Gas, Power and Renewables segment; and

•                       includes gains on disposal of businesses and fixed assets of $34 million, and is after a charge of $43 million relating to the separation of the olefins and derivatives business, net fair value losses on embedded derivatives of $14 million and a credit of $22 million relating to the reversal of environmental provisions no longer required in Other businesses and corporate.

Profit attributable to BP shareholders for the three months ended June 30, 2004:

•                       is after an impairment charge of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf, and losses of $114 million on sales of assets in Exploration and Production;

•                       includes net gains on disposal of $55 million principally related to gains on the disposal of our Speciality Intermediates Businesses, partly offset by losses on the disposal of our interest in the Singapore Refining Company Private Limited and the closure of the lubricants operation of the Coryton Refinery in the UK in Refining and Marketing; and

•                       is after a loss on disposal of $68 million related primarily to the disposal of our Speciality Intermediates Businesses in Other businesses and corporate.

Profit attributable to BP shareholders for the six months ended June 30, 2005:

•                       includes gains of $1,067 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after charges for impairment of $130 million relating to fields in the UK North Sea and net fair value losses of $834 million on embedded derivatives in Exploration and Production;

•                       includes net gains of $89 million on the sale of retail and marketing assets, and is after a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, an impairment charge of $41 million and a further charge of $33 million for the impairment of an equity-accounted entity;

•                       includes a gain of $63 million on the disposal of BP’s interest in Interconnector UK Ltd., a gain of $20 million on the disposal of an NGL plant in the US and net fair value gains of $109 million on embedded derivatives in the Gas, Power and Renewables segment; and

•                       includes net gains on disposal of businesses and fixed assets of $34 million, and is after an impairment charge of $23 million related to the olefins and derivatives business, a charge of $86 million relating to the separation of the olefins and derivatives business, net fair value losses of $18 million on embedded derivatives and a credit of $22 million relating to the reversal of environmental provisions no longer required in Other businesses and corporate.

Profit attributable to BP shareholders for six months ended June 30, 2004 :

•                       includes net gains on sales of assets of $97 million and is after an impairment charge of $186 million related to our interests in two fields in Venezuela, Desarrollo Zuli Occidental (DZO) and Boqueron and an impairment charge of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf in Exploration and Production;

•                       is after net losses on disposal of $105 million principally related to losses on the disposal of our interest in the Singapore Refining Company Private Limited and closure of the lubricants operation of the Coryton Refinery in the UK, partially offset by gains on the disposal of our Speciality Intermediates Businesses in Refining and Marketing; and

•                       includes net gains on disposal of $1,189 million primarily related to the sale or our interests in PetroChina and Sinopec and the disposal of our Speciality Intermediates Businesses in Other businesses and corporate.

Interest payable for the three months and six months ended June 30, 2005 was $128 million and $300 million respectively, compared with $95 million and $193 million in the same periods of 2004.  The increase for the three months ended June 30, 2005 primarily reflects higher interest rates partially offset by an increase in capitalized interest.  The increase for the six months ended June 30, 2005 reflects higher interest rates and costs associated with the early redemption of finance leases, partially offset by an increase in capitalized interest.

Other finance expense for the three months and six months ended June 30, 2005 was $34 million and $63 million respectively, compared with $76 million and $152 million in the same periods of 2004.  The decreases in both periods primarily reflect a reduction in net pension finance costs.

Net taxation, other than production taxes, charged for the three months and six months ended June 30, 2005 was $2,322 million and $4,934 million respectively, compared with $1,747 million and $3,666 million in the equivalent periods last year.  The effective tax rate was 29% for both the three months and six months ended June 30, 2005, compared with 29% and 28% for the equivalent periods of 2004.

In addition to the factors above, the increase in profit for the period attributable to BP shareholders for the second quarter reflects higher liquids and gas realizations, higher refining margins, higher olefins and derivatives margins and volumes, and the impact of higher oil and gas production volumes.  These increases were partly offset by higher revenue investment and costs, lower contributions from the gas marketing and natural gas liquids business and lower retail marketing margins.

The primary additional factors contributing to the increase in profit for the period attributable to BP shareholders for the six months ended June 30, 2005 are higher liquids and gas realizations, higher refining margins, higher olefins and derivatives margins and the impact of higher oil and gas production volumes.  These increases were partly offset by higher costs and revenue investment and lower retail marketing margins.

Capital expenditure and acquisitions in the second quarter and half year 2005 was $3.3 billion and $6.1 billion respectively.  There were no acquisitions in the first half of 2005.  Capital expenditure and acquisitions for the second quarter and half year 2004 was $3.1 billion and $7.4 billion respectively.  The first half of 2004 includes a $1.35 billion payment relating to the contribution of TNK’s interest in Slavneft to TNK-BP.   Disposal proceeds in the second quarter and half year 2005 were $0.4 billion and $1.8 billion respectively, and in the second quarter and half year 2004 were $0.7 billion and $3.5 billion respectively.

Net cash provided by operating activities for the three months ended June 30, 2005 was $6.7 billion compared with $5.2 billion for the equivalent period of 2004, reflecting higher profit before taxation, higher dividends received from jointly controlled entities and associates, and a higher net charge for provisions, partly offset by higher taxes paid and higher gains on disposal of businesses and fixed assets. Net cash used in investing activities was $2.7 billion compared with $2.2 billion reflecting higher capital expenditure.

Net cash provided by operating activities for the six months ended June 30, 2005 was $16.1 billion compared with $12.2 billion for the equivalent period of 2004, reflecting higher profit before taxation, higher dividends received from jointly controlled entities and associates, and a higher net charge for provisions, partly offset by higher earnings from jointly controlled entities and associates, and higher taxes paid.  Net cash used in investing activities was $4.2 billion compared with $3.9 billion for the equivalent period of 2004, reflecting lower proceeds from the disposal of businesses and higher capital expenditure, partly offset by lower net investment in jointly controlled entities.

Net debt at June 30, 2005 was $17.9 billion compared with $21.7 billion at December 31, 2004.  The ratio of net debt to net debt plus equity was 18% at June 30, 2005 compared with 22% at December 31, 2004. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity.  In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associate borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets.  BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long-term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines.  The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

On July 26, BP announced a quarterly dividend of 8.925 cents per ordinary share, to be paid on September 6, 2005.  Holders of ordinary shares will receive 5.119 pence per share and holders of American Depositary Receipts (ADRs) $0.5355 per ADS.  The dividend is payable on September 6, 2005 to shareholders on the register on August 12, 2005.  Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares, also on September 6, 2005.  The Company repurchased 203 million of its own shares during the quarter, at a cost of $2.1 billion.  During the half year, 396 million shares were repurchased and at a cost of $4.1 billion.

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2005	2004	2005	2004

Sales and other operating revenues	- $m	10,934	8,083	21,120	16,269

Profit before interest and tax(a)	- $m	5,906	4,263	12,397	8,513
Results include:
Exploration expense	- $m	139	108	299	244
Of which: Exploration expenditure written off	- $m	47	22	131	89

Key Statistics:
Crude oil
• Average prices realized by BP	- $/bbl	47.79	34.47	45.60	32.85
• Production for subsidiaries	- mb/d	1,320	1,301	1,316	1,334
• Production for equity-accounted entities	- mb/d	1,117	1,020	1,105	997
Natural gas liquids
• Average prices realized by BP	- $/bbl	29.86	23.71	28.99	23.43
• Production for subsidiaries	- mb/d	176	193	180	190
• Production for equity-accounted entities	- mb/d	6	4	5	4
Total liquids(b)
• Average prices realized by BP	- $/bbl	45.95	33.27	43.85	31.85
• Production for subsidiaries	- mb/d	1,496	1,494	1,496	1,524
• Production for equity-accounted entities	- mb/d	1,123	1,024	1,110	1,001
Natural gas
• Average prices realized by BP	- $/mcf	4.38	3.68	4.32	3.74
• Production for subsidiaries	- mmcf/d	7,813	7,539	7,820	7,677
• Production for equity-accounted entities	- mmcf/d	848	886	883	835
Total hydrocarbons(c)
• Average prices realized by BP	- $/bbl	36.11	27.66	34.86	27.06
• Production for subsidiaries	- mboe/d	2,843	2,794	2,844	2,848
• Production for equity-accounted entities	- mboe/d	1,269	1,177	1,263	1,145
Brent oil price	- $/bbl	51.63	35.32	49.64	33.67
West Texas Intermediate oil price	- $/bbl	53.08	38.28	51.52	36.80
Alaska North Slope US West Coast oil price	- $/bbl	50.10	36.99	47.64	35.61
Henry Hub gas price (d)	- $/mmbtu	6.74	6.00	6.51	5.84
UK Gas – National Balancing Point	- p/therm	30.15	20.70	34.02	22.64

(a)               Includes profit after interest and tax of equity-accounted entities.

(b)              Crude oil and natural gas liquids.

(c)               Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(d)              Henry Hub First of the Month Index.

Sales and other operating revenues for the three months ended June 30, 2005 were $11 billion, compared with $8 billion in the corresponding period in 2004, primarily reflecting an increase of around $3 billion related to higher liquids and gas realizations.

Sales and other operating revenues for the six months ended June 30, 2005 were $21 billion compared with $16 billion in the corresponding period of 2004, primarily reflecting an increase of around $5 billion related to higher liquids and gas realizations.

Profit before interest and tax for the three months ended June 30, 2005 was $5,906 million, including inventory holding gains of $3 million, and is after net fair value losses of $674 million on embedded derivatives relating to North Sea gas contracts.  These embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement.  Profit before interest and tax for the three months ended June 30, 2004 was $4,263 million (there were no inventory holding gains or losses) and is after an impairment charge of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf, and losses of $114 million on sales of assets.

In addition to the factors above, the primary reasons for the increase in profit for the three months ended June 30, 2005 compared with the three months ended June 30, 2004 are higher liquids and gas realizations of around $2,150 million combined with an increase of around $250 million due to higher volumes, partly offset by higher operating costs and revenue investment of around $450 million.

Profit before interest and tax for the six months ended June 30, 2005 was $12,397 million, including inventory holding gains of $8 million and gains of $1,067 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after charges for impairment of $130 million relating to fields in the UK North Sea and net fair value losses of $834 million on embedded derivatives.   Profit before interest and tax for the six months ended June 30, 2004 was $8,513 million, including inventory holding gains of $8 million and net gains on sales of assets of $97 million and is after an impairment charge of $186 million related to our interests in two fields in Venezuela, Desarrollo Zuli Occidental (DZO) and Boqueron, and an impairment charge of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf.

In addition to the factors above, the primary reasons for the increase in profit before interest and tax for the six months ended June 30, 2005 compared with the six months ended June 30, 2004 are higher liquids and gas realizations of around $4,100 million combined with an increase of around $300 million due to higher volumes, partly offset by higher operating costs and revenue investment of around $900 million.

Production for the second quarter of 2005 was 2,843 mboe/d for susidiaries and 1,269 mboe/d for equity-accounted entities compared with 2,794 mboe/d and 1,177 mboe/d respectively, a year ago. For subsidiaries, this reflects growth from major projects in the New Profit Centres and anticipated decline in our Existing Profit Centres. For equity-accounted entities, this primarily reflects growth from TNK-BP.

In the deepwater Gulf of Mexico, efforts continue in response to the Thunder Horse platform incident. The facility is now stable and trim; freeboard and displacement are normal. Work continues to determine the cause. We will not begin production, originally scheduled for end-2005, until any damage has been identified and repaired. Elsewhere, projects in the New Profit Centres remain on track. In Azerbaijan, line-fill of the Baku-Tbilisi-Ceyhan (BTC) oil export pipeline commenced and the official inauguration ceremony was held on May 25, 2005. In Angola, the Kizomba B development achieved first oil in early July, ahead of schedule. In Trinidad, both the Cannonball project and the Atlantic LNG Train 4 remain on course for start-up of production in the second half of the year. In addition, we approved our investment in a fifth LNG train in the North West Shelf development in Australia during the second quarter.

Projects in the Existing Profit Centres also remain on track. In Egypt, we extended two concessions in the Gulf of Suez: the Merged Concession Agreement (MCA) and South Garib, which will extend the life of the existing oil fields, increase the recovery of remaining reserves and provide a foundation for growth through future exploration.

During the quarter, BP Trinidad and Tobago LLC (BP 70%) reached agreement for the sale of the Teak, Samaan and Poui fields in Trinidad. Completion of the transaction is expected in the fourth quarter of 2005 subject to regulatory and other approvals.

REFINING AND MARKETING

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2005	2004	2005	2004

Sales and other operating revenues	- $m	61,022	48,514	110,891	92,610

Profit before interest and tax(a)	- $m	1,950	2,070	4,313	3,543

Key statistics:
Total refined product sales	- mb/d	6,091	6,241	6,109	6,364
Refinery throughputs (b)	- mb/d	2,536	2,682	2,523	2,627
Refining availability(c)	- %	93.1	94.9	94.1	95.0
Global Indicator Refining Margin(d)	- $/bbl	8.42	8.28	7.19	6.59

(a)                       Includes profit after interest and tax of equity-accounted entities.

(b)                      Refinery throughputs exclude the Grangemouth and Lavéra refineries which were transferred to Other businesses and corporate effective January 1, 2005.

(c)                       Refining availability in the period is the weighted average percentage that refinery units are available for processing, after accounting for downtime such as planned maintenance.

(d)                      The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region.  Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.  The regional indicator margin may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.  The GIM data shown above excludes the Grangemouth and Lavéra refineries.

Sales and other operating revenues for the three months and six months ended June 30, 2005 were $61 billion and $111 billion respectively, compared with $49 billion and $93 billion for the same periods in the prior year.  The increase in sales and other operating revenues in the second quarter of 2005 compared with 2004 was due principally to higher prices contributing approximately $14 billion and foreign exchange movements contributing approximately $1 billion, offset by lower sales volumes of around $3 billion. The increase in sales and other operating revenues in half year 2005 compared with the half year 2004 was principally due to higher prices contributing approximately $27 billion and foreign exchange movements contributing approximately $2 billion, partly offset by lower sales volumes of around $11 billion.

Profit before interest and tax for the three months ended June 30, 2005 was $1,950 million, including inventory gains of $664 million and a gain of $75 million on the disposal of retail assets, and is after a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005 and a charge of $33 million for the impairment of an equity-accounted entity.  Profit before interest and tax for the three months ended June 30, 2004 was $2,070 million, including inventory holding gains of $405 million and net gains on disposal of $55 million principally related to gains on the disposal of our Speciality Intermediates Businesses partly offset by losses on the disposal of our interest in the Singapore Refining Company Private Limited and the closure of the lubricants operation of the Coryton Refinery in the UK.

The primary additional factors reflected in the decrease in profit before interest and tax for the three months ended June 30, 2005 compared with the three months ended June 30, 2004 are higher refining margins contributing approximately $450 million, offset by lower retail marketing margins contributing around $125 million.

Profit before interest and tax for the six months ended June 30, 2005 was $4,313 million, including inventory holding gains of $1,606 million and net gains of $89 million on the sale of retail and marketing assets, and is after a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, an impairment charge of $41 million and a further charge of $33 million for the impairment of an equity-accounted entity.  Profit before interest and tax for the six months ended June 30, 2004 was $3,543 million, including inventory holding gains of $958 million, and is after net losses on disposal of $105 million principally related to losses on the disposal of our interest in the Singapore Refining Company Private Limited and the closure of the lubricants operation of the Coryton Refinery in the UK, partially offset by gains on the disposal of our Speciality Intermediates Businesses.

The primary additional reasons for the increase in profit before interest and tax for the six months ended June 30, 2005, compared with the six months ended June 30, 2004 were improved refining margins contributing approximately $1,050 million, offset by lower retail marketing margins of approximately $375 million.

The average refining Global Indicator Margin (GIM) for both the second quarter and the first half of 2005 were higher than in the equivalent periods of 2004 due to product demand strength and the benefits of heavy/sour crude discounts. The margin realized by BP’s refinery system also reflected the benefits of locational advantages and supply optimization. Retail marketing margins were lower than last year for both the quarter and half year as a result of rises in crude and product prices being faster than the increase in selling prices.

Refining crude oil throughputs for the quarter and first half were 2,536 kb/d and 2,523 kb/d respectively, lower than last year primarily due to the impact of disposals. The quarter’s refining availability reduced to 93% compared with the 95% we achieved consistently last year and in the first quarter. This reflects the full quarter impact of the Texas City incident. Marketing sales were 3,962 kb/d in the second quarter and 3,946 kb/d for the half year, held at similar levels to both the second quarter and first half of 2004 despite the significant increase in crude and product prices.

On August 17, 2005 BP announced that it is to appoint an independent panel to review the safety management systems and corporate safety culture of BP Products North America, the subsidiary responsible for its US refining operations, responding to an urgent recommendation made by the US Chemical Safety and Hazard Investigation Board (CSB) on August 17, 2005 in the wake of recent chemical accidents at BP’s south Texas facilities. CSB, an independent US federal agency charged with investigating industrial chemical accidents, is investigating the March 23 explosion at the Texas City refinery.  BP continues to cooperate with the CSB, the US Occupational Safety and Health Administration, the US Environmental Protection Agency and the Texas Commission on Environmental Quality in connection with this matter.

GAS, POWER AND RENEWABLES

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2005	2004	2005	2004
Sales and other operating revenues	- $m	23,110	18,434	46,777	39,409

Profit before interest and tax(a)	- $m	160	183	578	374

(a)                                  Includes profit after interest and tax of equity-accounted entities.

Sales and other opreating revenues for the three months and six months ended June 30, 2005 were $23 billion and $47 billion respectively, compared with $18 billion and $39 billion for the same periods in 2004.  The increase for the quarter reflects an increase of around $3 billion due to higher volumes and an increase of around $2 billion due to higher prices.  The increase for the half year reflects increases of around $4 billion due to higher prices and around $4 billion due to higher volumes.

Profit before interest and tax for the three months ended June 30, 2005 was $160 million, including net fair value gains on embedded derivatives of $67 million and a gain of $20 million on the disposal of an NGL plant in the US, and is after inventory holding losses of $14 million.  Profit before interest and tax for the three months ended June 30, 2004 was $183 million, after inventory holding losses of $6 million.

The additional factors contributing to the decrease in profit before interest and tax for the three months ended June 30, 2005 compared with the equivalent period in 2004 are lower contributions from the gas marketing business of around $80 million and lower contributions from the natural gas liquids business of around $50 million.

Profit before interest and tax for the six months ended June 30, 2005 was $578 million, including a gain of $63 million on the disposal of BP’s interest in Interconnector UK Ltd., a gain of $20 million on the disposal of an NGL plant in the US and net fair value gains of $109 million on embedded derivatives (there were no inventory holding gains or losses). Profit before interest and tax for the six months ended June 30, 2004 was $374 million, after inventory holding losses of $16 million.

For the six months ended June 30, 2005, contributions from the operating businesses were similar compared to the same period in 2004.

OTHER BUSINESSES AND CORPORATE

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2005	2004	2005	2004
Sales and other operating revenues	- $m	6,125	3,911	11,640	7,730

Profit (loss) before interest and tax(a)	- $m	132	(134)	489	1,057

(a)                                  Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises olefins and derivatives, Finance, the Group’s aluminium asset, interest income and costs relating to corporate activities.  The Group’s interests in PetroChina and Sinopec were divested in early 2004.

Profit before interest and tax for the three months ended June 30, 2005 was $132 million, including gains on disposal of businesses and fixed assets of $34 million, and is after inventory holding losses of $43 million, a charge of $43 million relating to the separation of the olefins and derivatives business, net fair value losses on embedded derivatives of $14 million and a credit of $22 million relating to the reversal of environmental provisions no longer required. The loss before interest and tax for the three months ended June 30, 2004 was $134 million, including inventory holding gains of $63 million, and is after loss on disposal of $68 million related primarily to the disposal of our Speciality Intermediates Businesses. The olefins and derivatives result showed a marked increase over a year ago primarily as a result of higher margins and volumes.

Profit before interest and tax for the six months ended June 30, 2005 was $489 million, including inventory holding gains of $107 million and net gains on disposal of businesses and fixed assets of $34 million, and is after an impairment charge of $23 million related to the olefins and derivatives business, a charge of $86 million relating to the separation of the olefins and derivatives business, net fair value losses of $18 million on embedded derivatives and a credit of $22 million relating to the reversal of environmental provisions no longer required.  The profit before interest and tax for the six months ended June 30, 2004 was $1,057 million, including inventory holding gains of $160 million, and net gains on disposals of $1,189 million primarily related to the sale or our interests in PetroChina and Sinopec.

On August 10, 2005, Innovene’s Chocolate Bayou plant near Alvin, Texas, US, experienced a fire in the plant’s #2 Olefins unit.  No personnel were injured as a direct result of the incident.  One employee emergency responder was taken to hospital for treatment but has since been released.

The fire resulted in the loss of production from the #2 Olefins unit.  The unit produces ethylene, propylene and hydrogen.  An investigation has been opened, but the cause of the incident is not known at this time.

OUTLOOK STATEMENT

First half world economic growth has been sustained near its 10-year average of 3%, and is expected to remain so for the rest of 2005.

Oil prices averaged $51.63 per barrel (Dated Brent) in the second quarter, around $4.00 per barrel higher than in the first quarter. OECD commercial inventories have risen at above normal seasonal rates in the second quarter and remain above five-year average levels. Prices remain supported by strong world oil consumption growth and limited spare oil production capacity.

US natural gas prices averaged $6.74/mmbtu (Henry Hub first of month index) in the second quarter, up by around $0.50/mmbtu versus the first quarter.  Gas inventories remain above year-earlier and five-year average levels but the surplus has been declining and the futures market continues to signal a supply-constrained market heading into the winter heating season.

BP’s average refining Global Indicator Margin improved by nearly $2.50/bbl versus the first quarter to reach $8.42/bbl. So far in the third quarter, refining margins remain very firm in all regions, albeit below second quarter levels. The outlook for retail margins remains uncertain with continuing crude and product price volatility. Rising product prices have dampened margins over the past few weeks and have contributed to a weak start to the third quarter.

BP is continuing to assess the impact of Hurricane Katrina on its operations in the US.  With regard to our exploration and production operations along the Gulf Coast, there appear to be no indications of damage or environmental incident involving our deepwater platforms, although more detailed inspections on three platforms are taking place.  Some damage and environmental incident have been found at some of our facilities located in the shallow waters of the Gulf of Mexico Shelf which are also being investigated further.  All the wells on the onshore properties east and west of Baton Rouge were shut-in as the storm approached, they have now been inspected, and it is hoped they will be returned to production over the next several days.  There has been severe damage at the dock at BP’s product terminal in Mobile, Alabama. However the gas plant at Pascagoula, Mississippi and the Castrol lubricants plant in Baton Rouge escaped damage.  None of BP’s refineries were directly impacted by the hurricane, but fuel production has been disrupted by factors such as crude oil supply and pipeline availability.

FORWARD-LOOKING STATEMENTS

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement.  The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’, ‘Exploration and Production’ and ‘Outlook’, with regard to BP’s capital expenditure costs, demand, growth and other trend projections, future performance margins, prices, production, working capital and fulfillment of contract obligations are all forward-looking in nature.  Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP.  Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and prolonged adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report.  These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Annual Accounts for 2004 and the Annual Report on Form 20-F for 2004 filed with the US Securities and Exchange Commission.

DIVIDENDS PAYABLE

On July 26, 2005, BP p.l.c. announced a quarterly dividend of 8.925 cents per ordinary share of 25 cents (ordinary shares) to be paid in September, representing $0.5355 per American Depositary Share (ADS).  The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was August 12, 2005, and payment will be made on September 6, 2005.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank.  Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive/received the dividend in the form of shares on September 6, 2005.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million, except per share amounts)

Sales and other operating revenues (Note 5)	86,817	70,314	165,815	138,775
Earnings from jointly controlled entities – after interest and tax (Note 17)	742	496	1,228	808
Earnings from associates – after interest and tax (Note 17)	104	97	218	204
Interest and other revenues	141	161	353	250
Total revenues	87,804	71,068	167,614	140,037
Gain on sale of businesses and fixed assets	202	66	1,400	1,615
Total revenues and other income	88,006	71,134	169,014	141,652
Purchases	66,367	54,135	125,572	106,622
Production and manufacturing expenses	6,335	4,611	11,765	9,466
Production and similar taxes (Note 6)	697	424	1,346	949
Depreciation, depletion and amortization	2,375	2,124	4,663	4,287
Impairment and losses on sale of businesses and fixed assets	76	353	322	779
Exploration expense (Note 6)	139	108	299	244
Distribution and administration expenses	3,252	3,084	6,684	5,971
Fair value (gain) loss on embedded derivatives	621	—	743	—
Profit before interest and taxation	8,144	6,295	17,620	13,334
Interest payable (Note 7)	128	95	300	193
Other finance expense (Note 8)	34	76	63	152
Profit before taxation	7,982	6,124	17,257	12,989
Taxation	2,322	1,747	4,934	3,666
Profit for the period (a)	5,660	4,377	12,323	9,323
Attributable to:
BP shareholders	5,591	4,335	12,193	9,247
Minority interest	69	42	130	76
	5,660	4,377	12,323	9,323

Earnings per ordinary share – cents (a)	(Note 13)
Profit attributable to BP shareholders
Basic	26.30	19.79	57.09	42.03
Diluted	25.94	19.39	56.30	41.16

Earnings per American Depositary share – cents (a)
Profit attributable to BP shareholders
Basic	157.80	118.74	342.54	252.18
Diluted	155.64	116.34	337.80	246.96

(a)               A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2005	December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Noncurrent assets
Property, plant and equipment	90,947	93,092
Goodwill	10,555	10,857
Other intangible assets	4,518	4,205
Investments in jointly controlled entities	14,499	14,556
Investments in associates	5,713	5,486
Other investments	748	467
Fixed assets	126,980	128,663
Loans and other receivables	5,716	2,419
Defined benefit pension plan surplus	2,106	2,105
	134,802	133,187
Current assets
Inventories	18,066	15,645
Trade and other receivables	46,339	44,282
Current tax receivable	155	157
Cash and cash equivalents	1,360	1,359
	65,920	61,443
Total assets	200,722	194,630
Current liabilities
Trade and other payables	51,770	48,096
Finance debt	6,506	10,184
Current tax payable	5,269	4,131
Provisions	1,423	715
	64,968	63,126
Noncurrent liabilities
Other payables	8,156	4,438
Finance debt	12,796	12,907
Deferred tax liabilities	16,437	16,701
Provisions	8,511	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	9,757	10,339
	55,657	53,269
Total liabilities	120,625	116,395
Net assets	80,097	78,235

Equity
Capital shares
Preference	21	21
Ordinary	5,294	5,382
Paid-in surplus	6,645	6,366
Merger reserve	27,183	27,162
Other reserves	23	44
Shares held by ESOP trusts	(115)	(82)
Revaluation of available-for-sale investments	209	—
Cash flow hedges	(278)	—
Exchange differences on translation of foreign operations	3,254	5,616
Treasury shares	(3,286)	—
Share-based payments	552	434
Retained earnings	39,423	31,949
BP shareholders’ equity (a)	78,925	76,892
Minority interest	1,172	1,343
Total equity	80,097	78,235

(a)          A summary of the material adjustments to BP shareholders’ equity which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

BP p.l.c. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million)
Operating activities
Profit before taxation	7,982	6,124	17,257	12,989
Adjustments to reconcile profits before tax to net cash provided by operating activities
Exploration expenditure written off	47	22	131	89
Depreciation, depletion and amortization	2,375	2,124	4,663	4,287
Impairment and (gain) loss on sale of businesses and fixed assets	(126)	287	(1,078)	(836)
Earnings from jointly controlled entities and associates	(846)	(593)	(1,446)	(1,012)
Dividends received from jointly controlled entities and associates	742	104	1,097	313
Interest receivable	(105)	(59)	(170)	(114)
Interest received	79	48	114	92
Interest payable	128	95	300	193
Interest paid	(119)	(154)	(451)	(319)
Other finance expense	34	76	63	152
Share-based payments	79	57	156	115
Net operating charge for pensions and other postretirement benefits, less contributions	(6)	(34)	(16)	(57)
Net charge for provisions, less payments	504	(60)	439	(170)
(Increase) decrease in inventories	(2,101)	(1,391)	(3,061)	(1,137)
(Increase) decrease in trade and other receivables	(4,384)	(1,361)	(5,957)	(2,842)
Increase (decrease) in trade and other payables	4,956	1,492	7,705	2,622
Income taxes paid	(2,502)	(1,619)	(3,635)	(2,199)
Net cash provided by operating activities	6,737	5,158	16,111	12,166
Investing activities
Capital expenditure	(2,911)	(2,603)	(5,736)	(5,398)
Acquisitions, net of cash acquired	—	(14)	—	(14)
Net investment in jointly controlled entities	(36)	(47)	(51)	(1,426)
Net investment in associates	(186)	(148)	(285)	(581)
Proceeds from disposal of businesses and fixed assets	425	657	1,752	3,493
Proceeds from loan repayments	48	—	80	3
Net cash used in investing activities	(2,660)	(2,155)	(4,240)	(3,923)

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2005	2004	2005	2004
		($ million)
	Financing activities
	Net issue (repurchase) of shares	(2,034)	(1,948)	(3,967)	(3,086)
	Proceeds from long-term financing	482	430	1,293	1,058
	Repayments of long-term financing	(1,011)	(434)	(3,203)	(1,270)
	Net (decrease) increase in short-term debt	149	(195)	(2,017)	(2,423)
Dividends paid	- BP shareholders	(1,809)	(1,478)	(3,632)	(2,970)
	- Minority interest	(15)	(8)	(335)	(10)
	Net cash used in financing activities	(4,238)	(3,633)	(11,861)	(8,701)
	Currency translation differences relating to cash and cash equivalents	—	(11)	(9)	(8)
	(Decrease) increase in cash and cash equivalents	(161)	(641)	1	(466)
	Cash and cash equivalents at beginning of period	1,521	2,231	1,359	2,056
	Cash and cash equivalents at end of period	1,360	1,590	1,360	1,590

STATEMENT OF RECOGNIZED INCOME AND EXPENSES

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million)
Exchange differences on translation of foreign operations	(1,646)	(441)	(2,398)	(199)
Exchange gain on translation of foreign operations transferred to gain or loss on sale of businesses and fixed assets	—	—	—	(78)
Available-for-sale investments	20	—	(21)	—
Cash flow hedges	(93)	—	(160)	—
Taxation	(3)	11	53	(44)
Net income recognized directly in equity	(1,722)	(430)	(2,526)	(321)
Profit for the period	5,660	4,377	12,323	9,323
Total recognized income and expense for the period	3,938	3,947	9,797	9,002
Attributable to:
BP shareholders	3,869	3,905	9,667	8,926
Minority interest	69	42	130	76
	3,938	3,947	9,797	9,002

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant accounting policies

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for inventory held for trading purposes and certain derivative financial instruments that have been measured at fair value.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company (its subsidiaries) as at December 31, each year.  Control is achieved where the Company has the power to govern the financial and operating policies of an investee so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.  Unrealized losses are eliminated unless costs cannot be recovered.

Investments in associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

The results and the assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate, less any impairment in value of individual investments.  The income statement reflects the Group’s share of the results of operations after tax of the associate.  Where there has been a change recognized directly in the associate’s equity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

Financial statements of associates have been prepared for the same reporting period as the Group. Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used into line with those used by the Group.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Investments in joint ventures

A jointly controlled entity is a joint venture which involves the establishment of an entity to engage in economic activity which the Group jointly controls with its fellow venturers. Joint control requires that there be a contractual agreement between the venturers sharing control over the entity; and which, among other things, requires the unanimous consent of venturers to all strategic financial and operating decisions.

The results and the assets and liabilities of jointly controlled entities are incorporated in these financial statements using the equity method of accounting. Investments in jointly controlled entities are carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the jointly controlled entity, less any impairment in value of individual investments.  The income statement reflects the Group’s share of the results of operations after tax of the jointly controlled entity.  Where there has been a change recognized directly in the jointly controlled entity’s equity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

Financial statements of jointly controlled entities have been prepared for the same reporting period as the Group. Where necessary, adjustments are made to the financial statements of jointly controlled entities to bring the accounting policies used into line with those used by the Group.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Certain of the Group’s activities, particularly in the Exploration and Production segment, are conducted through joint ventures where the venturers have a direct ownership interest in, and jointly control the assets of the venture. The results, assets and liabilities of these jointly controlled assets are included in the consolidated financial statements in proportion to the Group’s interest.

Foreign currency translation

In individual companies, transactions in foreign currencies are recorded in the functional currency at the rate of exchange ruling at the date of the transaction.   Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Nonmonetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Nonmonetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined.

The assets and liabilities of non-US dollar functional currency subsidiaries, associates and jointly controlled entities, including related goodwill, are translated into US dollars at the rate of exchange ruling at the balance sheet date. The results and cash flows of non-US dollar functional currency subsidiaries, associates and jointly controlled entities are translated into US dollars using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the period retained by non-US dollar functional currency subsidiaries, associates and jointly controlled entities are translated into US dollars are taken to a separate component of equity and reported in the statement of recognized income and expenses. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group’s foreign currency investments are also taken to equity.

Business combinations and goodwill

Business combinations are accounted for using the purchase method of accounting. The cost of an acquisition is measured as the cash paid, and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the net fair value of the identifiable assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. Where the Group does not acquire 100% ownership of the acquired company, the interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Goodwill may also arise upon investments in associates and jointly controlled entities, being the surplus of the cost of investment over the Group’s share of the net fair value of the identifiable assets. Such goodwill is recorded within investments in associates and jointly controlled entities, and any impairment of the goodwill is included within the income from associates and jointly controlled entities.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. For this purpose cash-generating units are set at one level below business segment.  Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.  Where goodwill forms part of a cash-generating unit and part of the operations within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.   Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Noncurrent assets held for sale

Noncurrent assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Noncurrent assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Noncurrent assets and disposal groups once classified as held for sale are not depreciated.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and the initial estimate of any decommissioning obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment.

Oil and natural gas properties are depreciated using a unit-of-production method. The cost of producing wells is amortized over proved developed reserves. Licence acquisition, decommissioning and field development costs are amortized over total proved reserves. The field development costs subject to amortization are expenditures incurred to date together with sanctioned future development expenditure.

Other property, plant and equipment is depreciated on the straight-line method over its estimated useful life.

The estimated useful lives of property, plant and equipment are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

Property, plant and equipment is assessed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.  If an indication of impairment exists, and where the carrying value of the asset group exceeds the estimated recoverable amount, the asset group is written down to the recoverable amount. The recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are adjusted for risks specific to the asset, and are discounted to their present value using a pre-tax discount rate of 9%. Impairment losses are recognized as a separate item in the income statement.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs.  Where an asset or part of an asset, which was separately depreciated and is now written off, is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the expenditure is capitalized.  Inspection costs associated with major maintenance programmes are capitalized and amortized over the period to the next inspection.  Overhaul costs for major maintenance programmes are expensed as incurred.  All other maintenance costs are expensed as incurred.

Exchanges of assets are measured at the fair value of the asset given up unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognized.

Oil and natural gas exploration and development expenditure

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

Licence and property acquisition costs.  Exploration and property leasehold acquisition costs are capitalized within intangible fixed assets and amortized on a straight-line basis over the estimated period of exploration. Each property is reviewed on an annual basis to confirm that drilling activity is planned and it is not impaired. If no future activity is planned the remaining balance of the licence and property acquisition costs is written off. Upon determination of economically recoverable reserves (‘proved reserves’ or ‘commercial reserves’), amortization ceases and the remaining costs are aggregated with exploration expenditure and held on a field-by-field basis as proved properties awaiting approval within other intangible assets. When development is approved internally, the relevant expenditure is transferred to property, plant and equipment.

Exploration expenditure.  Geological and geophysical exploration costs are charged against income as incurred. Costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs, delay rentals and payments made to contractors. If hydrocarbons are not found, the exploration expenditure is written off as a dry hole. If hydrocarbons are found, and, subject to further appraisal activity which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment.

Development expenditure.  Expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, is capitalized within property, plant and equipment.

Intangible assets

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses.

Computer software, patents, licences, trademarks and other intangible assets are initially recorded at cost. Where these assets have been acquired through a business combination, this will be the fair value allocated in the acquisition accounting. Where these have been acquired other than through a business combination, the initial cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Intangible assets are amortized over their useful lives on a straight-line basis. Estimated useful life is the lower of legal duration and economic useful life.

The estimated useful life of the assets is reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

As with property, plant and equipment, intangible assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses for intangible assets are measured on a similar basis to impairment losses for property, plant and equipment.

Research and development costs

Research costs are expensed as incurred.

Development costs are capitalized as intangible assets when a project has obtained internal sanction and the future recoverability of such costs can reasonably be regarded as assured.  Such intangible assets are reviewed for impairment at each balance sheet date before being brought into use and once brought into use are amortized on a straight-line basis over the period of the expected benefit.  The asset is carried at cost less any accumulated amortization and accumulated impairment losses.

Investments

All investments are initially recognized at fair value, plus in the case of a financial asset not at-fair-value-through-profit-or-loss acquisition charges associated with the investment.

After initial recognition, investments which are classified as at-fair-value-through-profit-or-loss and available-for-sale, are measured at fair value.  Gains or losses on investments classified as at-fair-value-through-profit-or-loss are recognized in income.  Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.  For investments where there is no quoted market price, fair value is determined, where possible, by reference to the current market value of another instrument which is substantially the same or otherwise held at cost.

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase or sell an asset.  Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace.

Inventories

Inventories, other than inventory held for trading purposes, are stated at the lower of cost and net realizable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses.

Inventories held for trading purposes are stated at net realizable value and any changes in net realizable value are recognized in the income statement rather than the statement of recognized income and expenses.

Supplies are valued at cost to the Group mainly using the average method or net realizable value, whichever is the lower.

Trade receivables

Trade receivables are carried at the original invoice amount less allowances made for doubtful receivables. An allowance is recorded for the difference between the carrying amount and the estimated recoverable amount.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the proceeds received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.  Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments (derivatives) to manage certain exposures to fluctuations in foreign currency exchange rates and interest rates, and to manage some of its margin exposure from changes in oil, natural gas and power prices. Derivatives are also traded in conjunction with these risk management activities.

The purpose for which a derivative is used is identified at inception. To qualify for hedge accounting, the contract must be in accordance with established guidelines which require that the hedging relationship is documented, ensure that it is highly effective in achieving its objective, and require that its effectiveness can be reliably measured throughout its duration/term. The Group also has derivatives which are not designated as hedges and derivatives that are held for trading purposes. All derivatives are stated at fair value.

The fair values of all derivatives are remeasured at each period end. Recognition of the gain or loss that results from recording and adjusting a derivative to fair value depends on the purpose for issuing or holding the derivative. For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to profit or loss for the period.

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction.

In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement.  Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement.  Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortized to the net profit and loss such that it is fully amortized by maturity.

In relation to cash flow hedges of firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss.

If a cash flow hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, then the associated gains and losses that were recognized directly in equity are included in the initial cost or other carrying amount of the asset or liability.  For all other cash flow hedges, the gains or losses that are recognized in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.  At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs.  If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the period.

Sales and purchase contracts with pricing terms that are not closely related to the host contract are categorized as having embedded derivatives.  These embedded derivatives are measured at fair value at each period end.  Any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as other finance expense.

Environmental liabilities

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years the amount recognized is the present value of the estimated future expenditure.

Decommissioning

Liabilities for decommissioning costs are recognized when the Group has an obligation to dismantle and remove a facility or an item of plant and to restore the site on which it is located, and when a reasonable estimate of that liability can be made. Where an obligation exists for a new facility, such as oil and natural gas production or transportation facilities, this will be on construction or installation. An obligation for decommissioning may also crystallize during the period of operation of a facility through a change in legislation or through a decision to terminate operations. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the facility or item of plant.

Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment.

Employee benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group.  Deferred bonus arrangements which have a vesting date more than twelve months after the period end are valued on an actuarial basis using the projected unit credit method and amortized on a straight-line basis over the service period until the award vests.  The accounting policy for pensions and other postretirement benefits is described below.

The Group operates a number of equity-settled, share-based compensation plans.  The fair value of the awards under matching share plan arrangements, grants of share options and awards under long-term incentive plans are recognized as an expense.

For matching share plans the expense recognized is the cost of the shares purchased as matching occurs, usually on a monthly basis.

For each share option scheme, the total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted at the date of grant.  At each subsequent balance sheet date the Group calculates the estimated cumulative charge for each award having regard to any change in the number of options that are expected to vest and the expired portion of the vesting period.  The change in this cumulative charge since the previous balance sheet date is expensed.

Once an option vests, no further adjustment is made to the aggregate amount expensed.

Awards under the long-term incentive plans have three separate elements, one that is dependent on market-based conditions (BP shareholder return against the market) and two that are dependent on non-market-based conditions (return on average capital employed and earnings per share growth).  Consequently, it is necessary to consider these two components of the award separately.  For the market-based condition element of the award, the market condition is taken into account in valuing the award at the grant date.  At each subsequent balance sheet date the Group revises its estimate of the number of employees who will receive awards.  It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

For the non-market-based condition of the award, the likely award is re-assessed at each balance sheet date in relation to the expected outcome of the conditions.  At the end of the vesting period, the cumulative cost recognized equates to the amount of any award.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and paid in surplus when the options are exercised.

Pensions and other postretirement benefits

For defined benefit pension and postretirement benefit plans, plan assets are measured at fair value and plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities.

The service cost of providing pension and other postretirement benefits to employees for the period is charged to the income statement. The cost of making improvements to pension and other postretirement benefits is recognized in the income statement on a straight-line basis over the period during which the increase in benefits vest. To the extent that the improvements in benefits vest immediately, the cost is recognized immediately. These costs are recognized as an expense.

A charge representing the unwinding of the discount on the plan liabilities during the period is included within other finance expense.

A credit representing the expected return on the plan assets during the period is included within other finance expense. This credit is based on the market value of the plan assets, and expected rates of return, at the beginning of the year.

Actuarial gains and losses may result from: differences between the expected return and the actual return on plan assets; differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year; or changes in the actuarial assumptions used in the valuation of the plan liabilities. Actuarial gains and losses, and taxation thereon, are recognized in the statement of recognized income and expenses.

For defined contribution plans, contributions payable for the period are charged to the income statement as an operating expense.

Taxation

Tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profits for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences:

•                                          except where the deferred tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                                          in respect of taxable temporary differences associated with investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized:

•                                          except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                                          in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Revenues, expenses and assets are recognized net of the amount of customs duties or sales tax except:

•                                          where the customs duty or sales tax incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the customs duty or sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                                          receivables and payables are stated with the amount of customs duty or sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Revenue

Revenue arising from the sale of goods is recognized when the significant risks and rewards of ownership have passed to the buyer and it can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, customs duties and sales taxes.

Revenues associated with the sale of oil, natural gas liquids, liquefied natural gas, petroleum and chemical products and all other items are recognized when the title passes to the customer. Supply buy/sell arrangements with common counterparties are reported net as are physical exchanges. Oil and natural gas forward sales contracts are included in sales and other operating revenues. Generally, revenues from the production of oil and natural gas properties in which the Group has an interest with other producers are recognized on the basis of the Group’s working interest in those properties (the entitlement method). Differences between the production sold and the Group’s share of production are not significant.

Interest income is recognized as the interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other borrowing costs are recognized as interest payable in the income statement in the period in which they are incurred.

Discounting

The unwinding of the discount on provisions is included within other finance expense. Any change in the amount recognized for environmental and other provisions arising through changes in discount rates is included within other finance expense.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

Note 2

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented.  The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2004 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, which was prepared on the basis of UK GAAP.  The interim financial statements and notes included in this Report are prepared on the basis of International Financial Reporting Standards, see Note 3 for further information.

Note 3 - Transition to International Financial Reporting Standards

BP will adopt International Financial Reporting Standards (IFRS) for the first time in its financial statements for the year ending December 31, 2005, which will include comparative financial statements for the years ended December 31, 2004 and 2003. IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (that is, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (that is, January 1, 2003) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the three month periods ended March 31, 2005 and 2004, has been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, at April 26, 2005. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS financial statements.  In addition, BP has decided to early adopt IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

IFRS 1 contains a number of exemptions which companies are permitted to apply. BP has elected:

-                                 not to present comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’.

-                                 not to restate its financial information for acquisitions occurring before January 1, 2003.

-                                 to deem cumulative translation differences to be zero at January 1, 2003.

-                                 to recognize all actuarial gains and losses on pensions and other postretirement benefits directly in shareholders’ equity.  This is consistent with the Group’s adoption of FRS 17 ‘Retirement Benefits’ in 2004.

-                                 to apply IFRS 2 ‘Share-based Payment’ retrospectively to all share-based payments.

As a result of the above exemptions certain changes apply from January 1, 2003 (BP’s date of transition) followed by further changes (due to IAS 32 and IAS 39) to apply from January 1, 2005.

In the restatement information for the year ended December 31, 2004 and the interim periods of 2004, financial assets and financial liabilities are accounted for on the basis of UK GAAP.

Under UK GAAP, all derivatives used for trading purposes are recognized on the balance sheet at fair value.  However, derivative financial instruments used for hedging purposes are recognized by applying either the accrual method or the deferral method.  Under the accrual method, amounts payable or receivable in respect of derivatives are recognized ratably in earnings over the period of the contracts.  Changes in the derivative’s fair value are not recognized.  On the deferral method, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts as the underlying hedged transaction matures or occurs.

From January 1, 2005 for IFRS all financial assets and financial liabilities have to be recognized initially at fair value.  In subsequent periods the measurement of these financial instruments depends on their classification into one of the following measurement categories: i) financial assets or financial liabilities at-fair-value-through-profit-and-loss (such as those used for trading purposes, and all derivatives which do not qualify for hedge accounting); ii) loans and receivables; iii) available-for-sale financial assets (including certain investments held for the long term) and iv) other liabilities.

The effect of adopting IAS 39 at January 1, 2005 is shown as a movement in BP’s shareholders’ equity for 2005 — see Note 12.

The principal differences for the Group between reporting on the basis of UK GAAP and on the basis of IFRS are as follows:

-                                            ceasing to amortize goodwill.

-                                            setting up deferred taxation on:

                                                —            acquisitions

                                                —            inventory valuation differences

                                                —            unremitted earnings of subsidiaries, associates and jointly controlled entities

-                                            expensing a greater proportion of major maintenance costs.

-                                            no longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

-                                            recognizing an expense for the fair value of employee share option schemes rather than the intrinsic value.

-                                            recording asset swaps on the basis of fair value.

-                                            measuring embedded derivatives at fair value.

Details of the major differences between UK GAAP and IFRS for BP, and reconciliations of UK GAAP to IFRS for its 2003 and 2004 Income and Cash Flow Statements, its Balance Sheets at January 1, 2003, December 31, 2003, December 31, 2004 and January 1, 2005 are included in BP’s report on Form 6-K for the period ended March 31, 2005 filed with the Securities and Exchange Commission.  In addition, the reconciliation for the 2004 interim period included in this report is shown below.

	Three months ended June 30, 2004	Six months ended June 30, 2004
	(Unaudited)	(Unaudited)
	($ million)
Profit for the period under UK GAAP	3,948	8,810

Adjustments
Goodwill amortization	357	716
Major maintenance expenditure	(56)	(88)
Share-based payments	(19)	(35)
Asset swaps	—	2
Recycling foreign exchange on disposal	—	78
Deferred tax	159	(154)
Other	(12)	(6)
Profit for the period under IFRS	4,377	9,323

June 30, 2004
(Unaudited)
($ million)
BP shareholders’ equity under UK GAAP	72,818

Adjustments
Goodwill amortization	2,139
Major maintenance expenditure	(630)
Share-based payments	254
Asset swaps	(139)
Deferred tax	(4,077)
Dividend accrual	1,542
Other	(51)
BP shareholders’ equity under IFRS	71,856

Note 4 - Resegmentation

With effect from January 1, 2005 there have been the following changes to the business segments reported by the Group.

(a)                                  The petrochemicals operations have been divided between the Refining and Marketing segment and Other businesses and corporate.  The aromatics and acetyls businesses and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany are now part of Refining and Marketing.  The olefins and derivatives business is now reported within Other businesses and corporate.  This segment has also been restated to include the legacy historical results of other petrochemicals assets that have been divested during 2004.  The Grangemouth and Lavéra refineries have also been combined into the olefins and derivatives business to maintain current operating synergies.  These changes have been made in connection with the establishment of our olefins and derivatives business as a stand-alone entity within BP, with a view towards its divestment at a later date.

(b)                                 A small US operation, the Hobbs fractionator, which supplies petrochemicals feedstock, has been transferred from Gas, Power and Renewables to olefins and derivatives.

(c)                                  The Mardi Gras pipeline system in the Gulf of Mexico has been transferred from Exploration and Production to Refining and Marketing.

Comparative financial and operating information is shown after resegmentation and the adoption of International Financial Reporting Standards.

Note 5 - Sales and other operating revenues

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million)

By business
Exploration and Production	10,934	8,083	21,120	16,269
Refining and Marketing	61,022	48,514	110,891	92,610
Gas, Power and Renewables	23,110	18,434	46,777	39,409
Other businesses and corporate	6,125	3,911	11,640	7,730
	101,191	78,942	190,428	156,018
Less: sales between businesses	14,374	8,628	24,613	17,243
	86,817	70,314	165,815	138,775

By geographical area
UK	30,791	18,008	57,702	35,870
Rest of Europe	17,870	13,545	34,879	25,973
USA	38,841	33,333	73,123	64,929
Rest of World	20,208	15,638	38,914	31,460
	107,710	80,524	204,618	158,232
Less: sales between areas	20,893	10,210	38,803	19,457
	86,817	70,314	165,815	138,775

Note 6 - Operating profits are after charging:

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million, except per share amounts)

Exploration expense
UK	13	3	18	5
Rest of Europe	—	6	1	8
USA	85	63	188	160
Rest of World	41	36	92	71
	139	108	299	244

Production and similar taxes (a)
UK	153	46	267	172
Overseas	544	378	1,079	777
	697	424	1,346	949

(a)          Production taxes are charged against Exploration and Production’s operating profit.

Note 7 - Interest payable

Group interest payable	204	147	395	295
Capitalized	(76)	(52)	(152)	(102)
	128	95	243	193
Early redemption of finance leases	—	—	57	—
	128	95	300	193

Note 8 - Other finance expense

Interest on pension and other postretirement benefit plan liabilities	509	491	1,023	991
Expected return on pension and other postretirement benefit plan assets	(542)	(491)	(1,089)	(989)
Interest net of expected return on plan assets	(33)	—	(66)	2
Unwinding of discount on provisions	50	50	95	98
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	17	26	34	52
	34	76	63	152

Note 9 - Dividends paid

Dividends per ordinary share
cents	8.50	6.75	17.0	13.5
pence	4.450	3.807	8.972	7.481
Dividends per ADS (cents)	51.0	40.5	102.0	81.0

Note 10 - Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total
	(Unaudited)
	($ million)
Three months ended June 30, 2005
Sales and other operating revenues
- third parties	3,295	57,457	22,544	3,521	—	86,817
- sales between businesses	7,639	3,565	566	2,604	(14,374)	—
	10,934	61,022	23,110	6,125	(14,374)	86,817
Equity-accounted income	798	44	5	(1)	—	846
Profit (loss) before interest and tax	5,906	1,950	160	132	(4)	8,144
Capital expenditure and acquisitions	2,481	515	51	227	—	3,274

Three months ended June 30, 2004
Sales and other operating revenues
- third parties	2,324	47,388	17,836	2,766	—	70,314
- sales between businesses	5,759	1,126	598	1,145	(8,628)	—
	8,083	48,514	18,434	3,911	(8,628)	70,314
Equity-accounted income	536	50	1	6	—	593
Profit (loss) before interest and tax	4,263	2,070	183	(134)	(87)	6,295
Capital expenditure and acquisitions	2,252	586	77	148	—	3,063

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	(Unaudited)
	($ million)
Three months ended June 30, 2005
Sales and other operating revenues
- third parties	17,918	14,380	37,919	16,600	—	86,817
- sales between areas	12,873	3,490	922	3,608	(20,893)	—
	30,791	17,870	38,841	20,208	(20,893)	86,817
Equity-accounted income	(8)	(3)	28	829	—	846
Profit (loss) before interest and tax	576	1,427	3,142	2,999	—	8,144

Capital expenditure and acquisitions	408	212	1,233	1,421	—	3,274

Three months ended June 30, 2004
- third parties	11,156	11,746	32,574	14,838	—	70,314
- sales between areas	6,852	1,799	759	800	(10,210)	—
	18,008	13,545	33,333	15,638	(10,210)	70,314
Equity-accounted income	—	(10)	26	577	—	593
Profit (loss) before interest and tax	658	964	2,702	1,971	—	6,295

Capital expenditure and acquisitions	312	218	1,371	1,162	—	3,063

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total
	(Unaudited) ($ million)
Six months ended June 30, 2005
Sales and other operating revenues
- third parties	5,785	106,996	45,532	7,502	—	165,815
- sales between businesses	15,335	3,895	1,245	4,138	(24,613)	—
	21,120	110,891	46,777	11,640	(24,613)	165,815
Equity-accounted income	1,352	93	6	(5)	—	1,446
Profit (loss) before interest and tax	12,397	4,313	578	489	(157)	17,620
Capital expenditure and acquisitions	4,782	846	72	402	—	6,102

Six months ended June 30, 2004
Sales and other operating revenues
- third parties	4,740	90,397	38,258	5,380	—	138,775
- sales between businesses	11,529	2,213	1,151	2,350	(17,243)	—
	16,269	92,610	39,409	7,730	(17,243)	138,775
Equity-accounted income	881	119	(1)	13	—	1,012
Profit (loss) before interest and tax	8,513	3,543	374	1,057	(153)	13,334
Capital expenditure and acquisitions	6,016	967	137	314	—	7,434

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	(Unaudited) ($ million)
Six months ended June 30, 2005
Sales and other operating revenues
- third parties	34,446	27,899	71,295	32,175	—	165,815
- sales between areas	23,256	6,980	1,828	6,739	(38,803)	—
	57,702	34,879	73,123	38,914	(38,803)	165,815
Equity-accounted income	7	(1)	44	1,396	—	1,446
Profit (loss) before interest and tax	1,216	3,966	6,718	5,720	—	17,620

Capital expenditure and acquisitions	703	331	2,497	2,571	—	6,102

Six months ended June 30, 2004
Sales and other operating revenues
- third parties	23,278	22,473	63,681	29,343	—	138,775
- sales between areas	12,592	3,500	1,248	2,117	(19,457)	—
	35,870	25,973	64,929	31,460	(19,457)	138,775
Equity-accounted income	2	(5)	40	975	—	1,012
Profit (loss) before interest and tax	1,150	1,683	5,125	5,376	—	13,334

Capital expenditure and acquisitions	559	372	2,536	3,967	—	7,434

Note 11 - Analysis of changes in net debt

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million)
Opening balance
Finance debt	19,564	19,937	23,091	22,325
Less: Cash and cash equivalents	1,521	2,231	1,359	2,056
Opening net debt	18,043	17,706	21,732	20,269
Closing balance
Finance debt	19,302	19,858	19,302	19,858
Less: Cash and cash equivalents	1,360	1,590	1,360	1,590
Closing net debt	17,942	18,268	17,942	18,268
Decrease (increase) in net debt	101	(562)	3,790	2,001

Movement in cash and cash equivalents (excluding exchange adjustments)	(161)	(630)	10	(458)
Net cash outflow (inflow) from financing (excluding share capital)	380	199	3,927	2,635
Adoption of IAS 39	—	—	(147)	—
Fair value hedge adjustment	17	—	115	—
Other movements	53	15	102	53
Movement in net debt before exchange effects	289	(416)	4,007	2,230
Exchange adjustments	(188)	(146)	(217)	(229)
Decrease (increase) in net debt	101	(562)	3,790	2,001

Note 12 - Movement in BP shareholders’ equity

(Unaudited)
($ million)

Balance at December 31, 2004	76,892
Adoption of IAS 39	(243)
As restated at January 1, 2005	76,649
Profit for the period	12,193
Distribution to shareholders	(3,632)
Currency translation differences (net of tax)	(2,337)
Issue of ordinary share capital for employee share schemes	271
Purchase of shares by ESOP trusts	(140)
Share-based payment accrual (net of tax)	213
Available-for-sale investments (net of tax)	(34)
Cash flow hedges (net of tax)	(160)
Repurchase of ordinary share capital	(4,098)
Balance at June 30, 2005	78,925

Note 13 - Earnings per share

The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e., profit for the period less preference dividends, related to the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders, adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares, and for the ordinary shares issuable, in two further annual tranches, in respect of the TNK-BP joint venture. The first of the three tranches in respect of TNK-BP was issued during the third quarter of 2004.  The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	(shares thousands)
Weighted average number of ordinary shares	21,270,485	21,906,318	21,355,418	21,997,057
Ordinary shares issuable under employee share schemes	96,968	64,832	81,998	54,612
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	243,349	446,636	261,492	498,077
	21,610,802	22,417,786	21,698,908	22,549,746

Note 14 - Pension and other postretirement benefits

	Three months ended June 30, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	97	67	33	197
Past service cost	1	—	3	4
Settlement, curtailment and special termination benefits	15	—	2	17
Payments to defined contribution plans	—	33	2	35
Total operating charge	113	100	40	253
Expected return on plan assets	(371)	(138)	(33)	(542)
Interest on plan liabilities	257	161	91	509
Other finance (income) expense	(114)	23	58	(33)

	Three months ended June 30, 2004
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	88	67	21	176
Past service cost	—	—	20	20
Settlement, curtailment and special termination benefits	15	—	—	15
Payments to defined contribution plans	—	31	1	32
Total operating charge	103	98	42	243
Expected return on plan assets	(332)	(133)	(26)	(491)
Interest on plan liabilities	242	173	76	491
Other finance (income) expense	(90)	40	50	—

	Six months ended June 30, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	196	132	65	393
Past service cost	5	—	4	9
Settlement, curtailment and special termination benefits	20	—	4	24
Payments to defined contribution plans	—	84	5	89
Total operating charge	221	216	78	515
Expected return on plan assets	(750)	(277)	(62)	(1,089)
Interest on plan liabilities	518	322	183	1,023
Other finance (income) expense	(232)	45	121	(66)

	Six months ended June 30, 2004
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	183	134	49	366
Past service cost	—	—	20	20
Settlement, curtailment and special termination benefits	15	—	—	15
Payments to defined contribution plans	—	76	2	78
Total operating charge	198	210	71	479
Expected return on plan assets	(672)	(264)	(53)	(989)
Interest on plan liabilities	489	342	160	991
Other finance (income) expense	(183)	78	107	2

Note 15 - US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with International Financial Reporting Standards (IFRS) which differ in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and IFRS for BP Group reporting relate to the following:

(i)                                     Deferred taxation/business combinations

IFRS requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination.  This adjustment is offset by an equivalent adjustment to goodwill or, on first-time adoption of IFRS, in retained earnings.  Under US GAAP, the adjustment is reflected in the carrying value of the asset or liability concerned.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	62	135	83	292
Taxation	5	10	68	(287)
Profit for the period	(67)	(145)	(151)	(5)

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	3,969	4,052
Deferred tax liabilities	1,557	1,489
BP shareholders’ equity	2,412	2,563

(ii)                                  Provisions

IFRS requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material.  The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates.  Unwinding of the discount and the effect of a change in the discount rate is included in other finance expense in the period. When a decommissioning provision is set up, an item of property, plant and equipment of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

US GAAP requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location).  When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset.  Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Unwinding of the discount is included in operating profit for the period.

The provisions for decommissioning under US GAAP are set up on a similar basis to IFRS except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

In addition, use of different oil and natural gas reserve volumes (see (iii)) results in different field lives and hence different decommissioning provisions under IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	(133)	23	(99)	85
Other finance expense	(50)	(50)	(95)	(98)
Taxation	72	(6)	76	(7)
Profit for the period	111	33	118	20

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	(1,635)	(1,667)
Provisions	(1,598)	(1,454)
Deferred tax liabilities	(7)	(76)
BP shareholders’ equity	(30)	(137)

The following data summarizes the movements in the asset retirement obligations, as adjusted to accord with US GAAP, for the six months ended June 30, 2005.

(Unaudited)
($ million)
At January 1, 2005	3,898
Exchange adjustments	(7)
New provisions/adjustment to provisions	(165)
Unwinding of discount	78
Utilized/deleted	(119)
At June 30, 2005	3,685

(iii)    Oil and natural gas reserve differences

The US Securities and Exchange Commission (SEC) rules for estimating oil and natural gas reserves are different in certain respects from the UK Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP); in particular, the SEC requires the use of year-end prices, whereas under the SORP the Group uses long-term planning prices.  Any consequent difference in reserve volumes results in different charges for depreciation, depletion and amortization between IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	(9)	—	(18)	—
Taxation	3	—	7	—
Profit for the period	6	—	11	—

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	66	48
Deferred tax liabilities	25	18
BP shareholders’ equity	41	30

(iv)           Sale and leaseback

The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for IFRS whereas for US GAAP it was treated as a financing transaction.  The remaining interest in this building was sold in January 2003.

Provisions were recognized under IFRS in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP.  Following the disposal of the building a provision has now been recognized for US GAAP.

Under IFRS the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit is being amortized over the term of the operating lease.

The adjustments to profit for the period and BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Distribution and administration expenses	—	(8)	(1)	(5)
Taxation	(1)	3	(1)	2
Profit for the period	1	5	2	3

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Other payables	19	21
Provisions	46	45
Deferred tax liabilities	(24)	(23)
BP shareholders’ equity	(41)	(43)

(v)              Goodwill and intangible assets

There are two main differences in the basis for determining goodwill between IFRS and US GAAP which result in the amount of goodwill for US GAAP reporting differing from the amount recognized under IFRS.

Goodwill represents the difference between the consideration paid in an acquisition and the fair value of the assets and liabilities acquired.  Where shares are issued in connection with an acquisition IFRS requires that the shares issued be valued at the time the public offer becomes unconditional.  For US GAAP, the consideration is determined at the date the offer is made.

Under US GAAP, goodwill and indefinite lived intangible assets have not been amortized since December 31, 2001, rather such assets are subject to periodic impairment testing.  The Group does not have any other intangible assets with indefinite lives.  Under IFRS, goodwill amortization ceased from January 1, 2003.

During the fourth quarter of 2004 the Group completed a goodwill impairment review using the two-step process prescribed in US GAAP. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review. For the purposes of this impairment review the reporting unit is one level below an operating segment.

The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below.

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	193	224
BP shareholders’ equity	193	224

In accordance with Group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible fixed asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to property, plant and equipment. Where exploration is unsuccessful, the unamortized cost is charged against income. At June 30, 2005 and December 31, 2004, exploration licence acquisition costs included in the Group’s property, plant and equipment and intangible fixed assets, net of accumulated amortization, were as follows.

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Exploration licence acquisition cost included in fixed assets (net of accumulated amortization)
Property, plant and equipment	1,160	1,100
Other intangible assets	585	595

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the six months ended June 30, 2005 are shown below.

	Exploration expenditure	Goodwill	Additional minimum pension liability (see (xi))	Other intangibles	Total
	(Unaudited)
	($ million)
Net book amount
At January 1, 2005	3,761	11,535	39	443	15,778
Amortization expense	(101)	—	—	(32)	(133)
Other movements	199	(308)	—	248	139
At June 30, 2005	3,859	11,227	39	659	15,784

Amortization expense relating to other intangibles is expected to be in the range $60-$80 million in each of the succeeding five years.

(vi)           Derivative financial instruments and hedging activities

US GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, hedge accounting is permitted but not required.

In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt.  The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	—	621	(21)	352
Interest payable	(5)	—	(10)	—
Taxation	—	(201)	(72)	(112)
Profit for the period	5	(420)	103	(240)

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	131	131
Finance debt	(136)	(164)
Trade and other payables	—	718
Deferred tax liabilities	46	(108)
BP shareholders’ equity	221	(315)

(vii)        Inventory valuation

US GAAP requires trading inventories to be accounted for at historical cost. The Group marks trading inventories to market at the balance sheet date. As such, an IFRS/US GAAP difference arises which impacts both profit for the period and BP shareholders’ equity due to the difference in inventory valuations.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Purchases	(83)	(205)	393	(239)
Taxation	29	72	(138)	84
Profit for the period	54	133	(255)	155

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Inventories	(293)	100
Deferred tax liabilities	(103)	35
BP shareholders’ equity	(190)	65

(viii)     Gain arising on asset exchange

Under IFRS, nonmonetary exchanges of assets are accounted for at fair value at the date of the transaction, with any gain or loss recognized in income.  From January 1, 2005 the treatment of gains arising on nonmonetary exchanges of assets under IFRS and US GAAP is similar. In 2000, BP agreed to a value-neutral transaction with its partners in the Prudhoe Bay field in Alaska whereby it received an increase in its natural gas interest in return for a reduction in its share of liquids production.  Under US GAAP this transaction was recorded at net book value, with no resulting gain or loss.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion amortization	5	8	9	14
Taxation	(2)	(3)	(3)	(6)
Profit for the period	(3)	(5)	(6)	(8)

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	377	386
Deferred tax liabilities	132	135
BP shareholders’ equity	245	251

(ix)             Pensions and other postretirement benefits

Under IFRS, surpluses and deficits of funded schemes for pensions and other postretirement benefits are included in the Group balance sheet at their fair values and all movements are reflected in the income statement, except for actuarial gains and losses which are reflected in the statement of recognized income and expenses.  This contrasts with US GAAP under which actuarial gains and losses are not recognized as they occur but are recognized systematically and gradually over subsequent periods.  Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet.  The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	143	74	282	194
Other finance expense	33	—	66	(2)
Taxation	(54)	(29)	(107)	(50)
Profit for the period	(122)	(45)	(241)	(142)

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Other intangible assets	39	39
Loans and other receivables	6,699	7,104
Provisions	8,613	8,973
Defined benefit pension plans surplus	(2,106)	(2,105)
Defined benefit pension plan and other postretirement benefit plan deficits	(9,757)	(10,339)
Deferred tax liabilities	1,956	2,315
BP shareholders’ equity	3,820	4,089

(x)           Impairments

Under IFRS, in determining the amount of any impairment loss, the carrying value of fixed assets and goodwill is compared with the discounted value of the future cash flows.  Under US GAAP an initial step is required whereby the carrying value is compared with the undiscounted future cash flows, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized.  Certain of the impairment charges recognized under IFRS have been reversed for US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	7	—	14	—
Impairment and losses on sale of businesses and fixed assets	—	—	(23)	—
Taxation	(2)	—	3	—
Profit for the period	(5)	—	6	—

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	348	325
Property, plant and equipment	647	661
Deferred tax liabilities	312	309
BP shareholders’ equity	683	677

(xi)             Provisions for severance and operating costs

The recognition criteria for costs associated with severance and restructuring provisions are similar under IFRS and US GAAP.  However, in the following situations a provision under IFRS does not qualify as a provision under US GAAP: (i) future operating losses are recognized when they occur; and (ii) where employees are required to render service beyond a minimum retention period, the termination benefit associated with those employees is recognized over the future period.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	6	—	30	—
Taxation	(2)	—	(9)	—
Profit for the period	(4)	—	(21)	—

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Provisions	(57)	(87)
Deferred tax liabilities	18	27
BP shareholders’ equity	39	60

(xii)          Equity-accounted investments

Under IFRS the Group’s accounting policies are applied in arriving at the amounts to be included in the financial statements in relation to equity-accounted investments. The major difference between IFRS and US GAAP in this respect relates to deferred tax.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Earnings from jointly controlled entities	(53)	(11)	(164)	(18)
Profit for the period	(53)	(11)	(164)	(18)

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Investments in jointly controlled entities	48	212
BP shareholders’ equity	48	212

(xiii)       Investments

Under IFRS for periods prior to 2005, certain equity investments are reported as either current or noncurrent investments and carried on the balance sheet at cost subject to review for impairment.  For US GAAP these investments are classified as available-for-sale securities. Consequently, they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is ‘other than temporary’ the unrealized loss is accounted for as a realized loss and charged against income.

The Group sold its investments in Petrochina and Sinopec in January and February 2004, respectively, resulting in a gain on disposal of $1,314 million.  For the six months ended June 30, 2004 gains of $1,165 million were reclassified from comprehensive income to net income.

The adjustments to accumulated other comprehensive income (BP shareholders’ equity) to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Fixed assets – other investments	—	344
Deferred tax liabilities	—	117
BP shareholders’ equity	—	227

(xiv)      Consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction which are accounted for under IFRS as operating leases.  Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group.  The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adoption of Interpretation 46 did not have a significant effect on profit, as adjusted to accord with US GAAP.  The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	657	507
Finance debt	657	507
BP shareholders’ equity	—	—

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
Profit for the period	2005	2004	2005	2004
	($ million)
Profit as reported in the consolidated statement of income	5,591	4,335	12,193	9,247

Adjustments:
Deferred taxation/business combinations (i)	(67)	(145)	(151)	(5)
Provisions (ii)	111	33	118	20
Oil and natural gas reserve differences (iii)	6	—	11	—
Sale and leaseback (iv)	1	5	2	3
Derivative financial instruments (vi)	5	(420)	103	(240)
Inventory valuation (vii)	54	133	(255)	155
Gain arising on asset exchange (viii)	(3)	(5)	(6)	(8)
Pensions and other postretirement benefits (ix)	(122)	(45)	(241)	(142)
Impairments (x)	(5)	—	6	—
Provisions for severance and operating costs (xi)	(4)	—	(21)	—
Equity-accounted investments (xii)	(53)	(11)	(164)	(18)
Other	—	19	41	(61)

Profit for the period as adjusted to accord with US GAAP	5,514	3,899	11,636	8,951
Dividend requirement on preference shares	1	1	1	1
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	5,513	3,898	11,635	8,950
Per ordinary share – cents
Basic	25.93	17.82	54.48	40.69
Diluted	25.57	17.46	53.73	39.85
Per American Depositary Share – cents (a)
Basic	155.58	106.92	326.88	244.14
Diluted	153.42	104.76	322.38	239.10

(a)          One American Depositary Share is equivalent to six ordinary shares.

BP shareholders’ equity	June 30, 2005	December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	78,925	76,892

Adjustments:
Deferred taxation/business combinations (i)	2,412	2,563
Provisions (ii)	(30)	(137)
Oil and natural gas reserve differences (iii)	41	30
Sale and leaseback (iv)	(41)	(43)
Goodwill and intangible assets (v)	193	224
Derivative financial instruments (vi)	221	(315)
Inventory valuation (vii)	(190)	65
Gain arising on asset exchange (viii)	245	251
Pensions and other postretirement benefits (ix)	3,820	4,089
Impairments (x)	683	677
Provisions for severance and operating costs (xi)	39	60
Equity accounted investments (xii)	48	212
Investments (xiii)	—	227
Consolidation of variable interest entities (xiv)	—	—
Other	—	(40)

BP shareholders’ equity as adjusted to accord with US GAAP	86,366	84,755

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million)
Profit for the period as adjusted to accord with US GAAP	5,514	3,899	11,636	8,951
Currency translation differences	(1,641)	(440)	(2,337)	(202)
Investments
Unrealized gains	42	—	51	59
Unrealized losses	(35)	(42)	(42)	(42)
Less: reclassification adjustment for gains included in net income	—	—	(43)	(1,165)
Cash flow hedges	(86)	—	(146)	—
Additional minimum pension liability	—	—	—	—
Comprehensive income	3,794	3,417	9,119	7,601

	At June 30, 2005	At December 31, 2004
	(Unaudited)	(Unaudited)
	($ million)
Currency translation differences	2,024	4,361
Net unrealized gains on investments	193	227
Cash flow hedges	(146)	—
Pension liability adjustment	(1,115)	(1,115)
Accumulated comprehensive income	956	3,473

Impact of new US accounting standards

Inventory: In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ‘Inventory Costs an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight and re-handling costs, be recognized as current-period charges. SFAS 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for accounting periods beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant effect on the Group’s profit, as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Discontinued operations: In November 2004, the EITF reached a consensus on Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’ (EITF 03-13). Under EITF 03-13, a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal. EITF 03-13 is effective for a component of an enterprise that is either disposed of or classified as held for sale in accounting periods beginning after December 15, 2004.

Revenue: In November 2004, the EITF began discussion of Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13). EITF 04-13 addresses accounting issues that arise when a company both sells inventory to and buys inventory from another entity in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw material, work-in-process or finished goods. At issue is whether the revenue, inventory cost and cost of sales should be recorded at fair value or whether the transactions should be classified as nonmonetary transactions. The EITF has reached a tentative conclusion that inventory purchase and sale transactions with the same counterparty that are entered into contemplation of one another should be accounted for as nonmonetary transactions.  The EITF plans to discuss EITF 04-13 further.

Practice within the oil and natural gas industry varies for buy/sell arrangements with common counter parties and physical exchanges.  The Group accounts for buy/sell arrangements and physical exchanges on a net basis.

Nonmonetary asset exchanges: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ‘Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29’ (SFAS 153). SFAS 153 eliminates the Accounting Principles Board Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in accounting periods beginning after June 15, 2005. The Group adopted SFAS 153 with effect from January 1, 2005. The adoption of SFAS 153 did not have a significant effect on the Group’s profit, as adjusted to accord with US GAAP, or BP shareholders’ equity, as adjusted to accord with US GAAP.

Share options: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R). SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123 ‘Accounting for Stock-Based Compensation’ (SFAS 123), supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’. Under SFAS 123R, share-based payments to employees and others are required to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer a permitted alternative.

Effective January 1, 2005, as part of the adoption of IFRS, the Group adopted International Financial Reporting Standard 2 ‘Share-based Payment’ (IFRS 2). IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments or amounts that are based on the value of an entity’s equity instruments. The recognition and measurement provisions of IFRS 2 are similar to those of SFAS 123R.

In adopting IFRS 2, the Company elected to restate prior period results to recognize the expense associated with equity-settled share-based payment transactions that were not fully vested as January 1, 2003 and the liability associated with cash-settled share-based payment transactions as of January 1, 2003.

The Group adopted SFAS 123R with effect from January 1, 2005.

Taxation: In December 2004, the FASB issued Staff Position No. 109-1 ‘Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004’ (FSP 109-1). FSP 109-1, effective upon issuance, requires that the manufacturers’ deduction provided for under the American Jobs Creation Act of 2004 (the Jobs Creation Act) be accounted for as special deduction in accordance with FASB Statement of Financial Accounting Standards No. 109, ‘Accounting for Income Taxes,’ rather than a tax rate reduction. The manufacturers’ deduction will be recognized by the Company in the year the benefit is earned.

In December 2004, the FASB issued Staff Position No. 109-2 ‘Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004’ (FSP 109-2). The Jobs Creation Act provides a special one-time provision allowing earnings of certain non US companies to be repatriated to a US parent company at a reduced tax rate. FSP 109-2, effective upon issuance, permits additional time beyond the financial reporting period of enactment in order to evaluate the effect of the Jobs Creation Act without undermining an entity’s assertion that repatriation of non US earnings to a US parent company is not expected within the foreseeable future. As provided by FSP 109-2, the Group has elected to defer a decision on potentially altering current plans regarding the permanent reinvestment in certain non US subsidiaries and corporate joint ventures. The income tax effects associated with any repatriation of unremitted earnings as a result of the Jobs Creation Act cannot be reasonably estimated at this time.

Provisions: In March 2005, the FASB issued FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (Interpretation 47). Under Interpretation 47, a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement is conditional on a future event that may or may not be within the control of the entity. Interpretation 47 clarifies that an entity is required to recognize a liability, when incurred, for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 is effective for fiscal years ending after December 15, 2005. While the Group has not yet completed its evaluation of the impact of adopting Interpretation 47 on the Group’s profit, as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Fixed assets: FASB Statement of Financial Accounting Standards No. 19 ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’ (SFAS 19) requires the cost of drilling an exploratory well (exploration or exploratory-type stratigraphic test wells) to be capitalized pending determination of whether the well has found proved reserves. If this determination cannot be made at the conclusion of drilling, SFAS No. 19 sets out additional requirements for continuing to carry the cost of the well as an asset. These requirements include firm plans for further drilling and a one-year time limitation on continued capitalization in certain situations. Subsequent to the issuance of SFAS 19, as a result of the increasing complexity of oil and gas projects due to drilling in remote and deepwater offshore locations, entities increasingly require more than one year to complete all of the activities that permit recognition of proved reserves. In addition, because of new technologies, in certain situations additional exploratory wells may no longer be required before a project can commence.

In April 2005, the FASB issued Staff Position No. 19-1 ‘Accounting for Suspended Well Costs’ (FSP 19-1). FSP 19-1 amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if an entity obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, is charged to expense. FSP 19-1 provides a number of indicators that would be considered in order to demonstrate that sufficient progress was being made in assessing the reserves and the economic viability of the project. FSP 19-1 is effective for accounting periods beginning after April 4, 2005.  Early application of the guidance is permitted in periods for which financial statements have not yet been issued.

BP’s accounting policy is that costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. If hydrocarbons are found, and, subject to further appraisal activity which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment. BP has adopted the FSP with effect from January 1, 2004. No previously capitalized costs were expensed upon the adoption of the FSP.

Accounting changes and error corrections:  In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ‘Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3’ (SFAS 154). SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable. Previously, most voluntary changes in accounting principle were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in accounting periods beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders’ equity, as adjusted to accord with US GAAP.

Note 16 - TNK-BP operational and financial information

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
Production (Net of Royalties) (BP share)
Crude oil (mb/d)	903	814	889	790
Natural gas (mmcf/d)	429	450	477	416
Total hydrocarbons (mboe/d) (a)	977	891	971	862
	($ million)
Income statement (BP share)
Profit before interest and tax	920	581	1,535	955
Interest expense*	(32)	(26)	(61)	(56)
Taxation	(227)	(161)	(394)	(269)
Minority interest	(20)	(10)	(28)	(20)
Net income	641	384	1,052	610

* Excludes unwinding of discount on deferred consideration	17	26	34	52

(a)               Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Note 17 - Equity-accounted entities

The Group’s profit for the period includes the following in respect of equity-accounted entities.

	Profit before interest and tax	Interest	Tax	Minority interest	Profit for the period
	(Unaudited)
	($ million)
Three months ended June 30, 2005
Exploration and Production	1,163	(56)	(289)	(20)	798
Refining and Marketing	62	(5)	(13)	—	44
Gas, Power and Renewables	9	(3)	(1)	—	5
Other businesses and corporate	—	(1)	—	—	(1)
	1,234	(65)	(303)	(20)	846
Three months ended June 30, 2004
Exploration and Production	814	(46)	(222)	(10)	536
Refining and Marketing	71	(4)	(17)	—	50
Gas, Power and Renewables	2	(1)	—	—	1
Other businesses and corporate	7	(1)	—	—	6
	894	(52)	(239)	(10)	593
Six months ended June 30, 2005
Exploration and Production	2,004	(108)	(516)	(28)	1,352
Refining and Marketing	134	(10)	(31)	—	93
Gas, Power and Renewables	14	(5)	(3)	—	6
Other businesses and corporate	(1)	(4)	—	—	(5)
	2,151	(127)	(550)	(28)	1,446
Six months ended June 30, 2004
Exploration and Production	1,377	(96)	(380)	(20)	881
Refining and Marketing	163	(8)	(36)	—	119
Gas, Power and Renewables	2	(3)	—	—	(1)
Other businesses and corporate	15	(2)	—	—	13
	1,557	(109)	(416)	(20)	1,012

Note 18 - Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group’s share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended June 30, 2005
Sales and other operating revenues	1,235	—	86,817	(1,235)	86,817
Earnings from jointly controlled entities - after interest and tax	—	—	742	—	742
Earnings from associates - after interest and tax	—	—	104	—	104
Equity–accounted income of subsidiaries - after interest and tax	154	5,558	—	(5,712)	—
Interest and other revenues	62	95	162	(178)	141
Total revenues	1,451	5,653	87,825	(7,125)	87,804
Gain on sale of businesses and fixed assets	—	—	202	—	202
Total revenues and other income	1,451	5,653	88,027	(7,125)	88,006
Purchases	171	—	67,431	(1,235)	66,367
Production and manufacturing expenses	115	—	6,220	—	6,335
Production and similar taxes	88	—	609	—	697
Depreciation, depletion and amortization	115	—	2,260	—	2,375
Impairment and losses on sale of businesses and fixed assets	—	—	76	—	76
Exploration expense	1	—	138	—	139
Distribution and administration expenses	—	71	3,229	(48)	3,252
Fair value (gain) loss on embedded derivatives	—	—	621	—	621
Profit before interest and taxation	961	5,582	7,443	(5,842)	8,144
Interest payable	—	83	175	(130)	128
Other finance expense (income)	3	(113)	144	—	34
Profit before taxation	958	5,612	7,124	(5,712)	7,982
Taxation	207	21	2,094	—	2,322
Profit for the period	751	5,591	5,030	(5,712)	5,660
Attributable to:
BP shareholders	751	5,591	4,961	(5,712)	5,591
Minority interest	—	—	69	—	69
	751	5,591	5,030	(5,712)	5,660

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended June 30, 2005
Profit as reported	751	5,591	4,961	(5,712)	5,591
Adjustments:
Deferred taxation/business combinations	(6)	(67)	(61)	67	(67)
Provisions	2	111	110	(112)	111
Oil and natural gas reserve differences	—	6	6	(6)	6
Sale and leaseback	—	1	1	(1)	1
Derivative financial instruments	—	5	5	(5)	5
Inventory valuation	(52)	54	54	(2)	54
Gain arising on asset exchange	(3)	(3)	—	3	(3)
Pensions and other postretirement benefits	—	(122)	(82)	82	(122)
Impairments	—	(5)	(5)	5	(5)
Provisions for severance and operating costs	—	(4)	(4)	4	(4)
Equity-accounted investments	—	(53)	(53)	53	(53)
Other	—	—	—	—	—
Profit for the period as adjusted to accord with US GAAP	692	5,514	4,932	(5,624)	5,514

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended June 30, 2004
Sales and other operating revenues	946	—	70,314	(946)	70,314
Earnings from jointly controlled entities - after interest and tax	—	—	496	—	496
Earnings from associates - after interest and tax	—	—	97	—	97
Equity-accounted income of subsidiaries - after interest and tax	108	4,023	—	(4,131)	—
Interest and other revenues	5	355	190	(389)	161
Total revenues	1,059	4,378	71,097	(5,466)	71,068
Gain on sale of businesses and fixed assets	—	—	66	—	66
Total revenues and other income	1,059	4,378	71,163	(5,466)	71,134
Purchases	115	—	54,966	(946)	54,135
Production and manufacturing expenses	106	—	4,505	—	4,611
Production and similar taxes	65	—	359	—	424
Depreciation, depletion and amortization	138	—	1,986	—	2,124
Impairment and losses on sale of businesses and fixed assets	—	—	353	—	353
Exploration expense	1	—	107	—	108
Distribution and administration expenses	2	107	3,008	(33)	3,084
Fair value (gain) loss on embedded derivatives	—	—	—	—	—
Profit before interest and taxation	632	4,271	5,879	(4,487)	6,295
Interest payable	9	34	408	(356)	95
Other finance expense (income)	3	(89)	162	—	76
Profit before taxation	620	4,326	5,309	(4,131)	6,124
Taxation	236	(9)	1,520	—	1,747
Profit for the period	384	4,335	3,789	(4,131)	4,377
Attributable to:
BP shareholders	384	4,335	3,747	(4,131)	4,335
Minority interest	—	—	42	—	42
	384	4,335	3,789	(4,131)	4,377

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended June 30, 2004
Profit as reported	384	4,335	3,747	(4,131)	4,335
Adjustments:
Deferred taxation/business combinations	(8)	(145)	(137)	145	(145)
Provisions	(1)	33	34	(33)	33
Sale and leaseback	—	5	5	(5)	5
Goodwill and intangible assets	—	—	—	—	—
Derivative financial instruments	—	(420)	(420)	420	(420)
Inventory valuation	—	133	133	(133)	133
Gain arising on asset exchange	(5)	(5)	—	5	(5)
Pensions and other postretirement benefits	—	(45)	(40)	40	(45)
Equity-accounted investments	—	(11)	(11)	11	(11)
Other	7	19	19	(26)	19
Profit for the period as adjusted to accord with US GAAP	377	3,899	3,330	(3,707)	3,899

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Six months ended June 30, 2005
Sales and other operating revenues	2,419	—	165,815	(2,419)	165,815
Earnings from jointly controlled entities – after interest and tax	—	—	1,228	—	1,228
Earnings from associates – after interest and tax	—	—	218	—	218
Equity-accounted income of subsidiaries - after interest and tax	320	12,153	—	(12,473)	—
Interest and other revenues	101	141	374	(263)	353
Total revenues	2,840	12,294	167,635	(15,155)	167,614
Gain on sale of businesses and fixed assets	—	—	1,400	—	1,400
Total revenues and other income	2,840	12,294	169,035	(15,155)	169,014
Purchases	367	—	127,624	(2,419)	125,572
Production and manufacturing expenses	251	—	11,514	—	11,765
Production and similar taxes	168	—	1,178	—	1,346
Depreciation, depletion and amortization	234	—	4,429	—	4,663
Impairment and losses on sale of businesses and fixed assets	—	—	322	—	322
Exploration expense	1	—	298	—	299
Distribution and administration expenses	—	189	6,557	(62)	6,684
Fair value (gain) loss on embedded derivatives	—	—	743	—	743
Profit before interest and taxation	1,819	12,105	16,370	(12,674)	17,620
Interest payable	—	122	379	(201)	300
Other finance expense (income)	6	(228)	285	—	63
Profit before taxation	1,813	12,211	15,706	(12,473)	17,257
Taxation	499	18	4,417	—	4,934
Profit for the period	1,314	12,193	11,289	(12,473)	12,323
Attributable to:
BP shareholders	1,314	12,193	11,159	(12,473)	12,193
Minority interest	—	—	130	—	130
	1,314	12,193	11,289	(12,473)	12,323

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Six months ended June 30, 2005
Profit as reported	1,314	12,193	11,159	(12,473)	12,193
Adjustments:
Deferred taxation/business combinations	(11)	(151)	(140)	151	(151)
Provisions	3	118	116	(119)	118
Oil and natural gas reserve differences	—	11	11	(11)	11
Sale and leaseback	—	2	2	(2)	2
Derivative financial instruments	—	103	103	(103)	103
Inventory valuation	(100)	(255)	(255)	355	(255)
Gain arising on asset exchange	(6)	(6)	—	6	(6)
Pensions and other postretirement benefits	—	(241)	(156)	156	(241)
Impairments	—	6	6	(6)	6
Provisions for severance and operating costs	—	(21)	(21)	21	(21)
Equity-accounted investments	—	(164)	(164)	164	(164)
Other	—	41	41	(41)	41
Profit for the period as adjusted to accord with US GAAP	1,200	11,636	10,702	(11,902)	11,636

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Six months ended June 30, 2004
Sales and other operating revenues	1,826	—	138,775	(1,826)	138,775
Earnings from jointly controlled entities – after interest and tax	—	—	808	—	808
Earnings from associates – after interest and tax	—	—	204	—	204
Equity–accounted income of subsidiaries - after interest and tax	195	8,770	—	(8,965)	—
Interest and other revenues	9	633	326	(718)	250
Total revenues	2,030	9,403	140,113	(11,509)	140,037
Gain on sale of businesses and fixed assets	—	—	1,615	—	1,615
Total revenues and other income	2,030	9,403	141,728	(11,509)	141,652
Purchases	255	—	108,193	(1,826)	106,622
Production and manufacturing expenses	207	—	9,259	—	9,466
Production and similar taxes	129	—	820	—	949
Depreciation, depletion and amortization	260	—	4,027	—	4,287
Impairment and losses on sale of businesses and fixed assets	—	—	779	—	779
Exploration expense	1	—	243	—	244
Distribution and administration expenses	2	247	5,765	(43)	5,971
Fair value (gain) loss on embedded derivatives	—	—	—	—	—
Profit before interest and taxation	1,176	9,156	12,642	(9,640)	13,334
Interest payable	17	85	766	(675)	193
Other finance expense (income)	7	(178)	323	—	152
Profit before taxation	1,152	9,249	11,553	(8,965)	12,989
Taxation	407	2	3,257	—	3,666
Profit for the period	745	9,247	8,296	(8,965)	9,323
Attributable to:
BP shareholders	745	9,247	8,220	(8,965)	9,247
Minority interest	—	—	76	—	76
	745	9,247	8,296	(8,965)	9,323

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Six months ended June 30, 2004
Profit as reported	745	9,247	8,220	(8,965)	9,247
Adjustments:
Deferred taxation/business combinations	(14)	(5)	9	5	(5)
Provisions	(1)	20	21	(20)	20
Sale and leaseback	—	3	3	(3)	3
Derivative financial instruments	—	(240)	(240)	240	(240)
Inventory valuation	—	155	155	(155)	155
Gain arising on asset exchange	(10)	(8)	2	8	(8)
Pensions and other postretirement benefits	—	(142)	(124)	124	(142)
Equity-accounted investments	—	(18)	(18)	18	(18)
Other	—	(61)	(61)	61	(61)
Profit for the period as adjusted to accord with US GAAP	720	8,951	7,967	(8,687)	8,951

	Issuer	Guarantor
Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At June 30, 2005
Noncurrent assets
Property, plant and equipment	5,885	—	85,062	—	90,947
Goodwill	—	—	10,555	—	10,555
Other intangible assets	432	—	4,086	—	4,518
Investments in jointly controlled entities	—	—	14,499	—	14,499
Investments in associates	—	2	5,711	—	5,713
Other investments	—	—	748	—	748
Subsidiaries – equity-accounted basis	3,389	110,531	—	(113,920)	—
Fixed assets	9,706	110,533	120,661	(113,920)	126,980
Loans and other receivables	3,055	1,411	5,991	(4,741)	5,716
Defined benefit pension plan surplus	—	2,094	12	—	2,106
	12,761	114,038	126,664	(118,661)	134,802
Current assets
Inventories	87	—	17,979	—	18,066
Trade and other receivables	10,331	1,074	59,917	(24,983)	46,339
Current tax receivable	—	—	155	—	155
Cash and cash equivalents	4	6	1,350	—	1,360
	10,422	1,080	79,401	(24,983)	65,920
Total assets	23,183	115,118	206,065	(143,644)	200,722
Current liabilities
Trade and other payables	4,427	9,743	62,583	(24,983)	51,770
Finance debt	55	—	6,451	—	6,506
Current tax payable	643	—	4,626	—	5,269
Provisions	—	—	1,423	—	1,423
	5,125	9,743	75,083	(24,983)	64,968
Noncurrent liabilities
Other payables	312	70	12,515	(4,741)	8,156
Finance debt	—	—	12,796	—	12,796
Deferred tax liabilities	1,813	237	14,387	—	16,437
Provisions	563	—	7,948	—	8,511
Defined benefit pension plan and other postretirement benefit plan deficits	86	—	9,671	—	9,757
	2,774	307	57,317	(4,741)	55,657
Total liabilities	7,899	10,050	132,400	(29,724)	120,625
Net assets	15,284	105,068	73,665	(113,920)	80,097
Equity
BP shareholders’ equity	15,284	105,068	72,493	(113,920)	78,925
Minority interest	—	—	1,172	—	1,172
	15,284	105,068	73,665	(113,920)	80,097

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At June 30, 2005
Capital and reserves
Capital shares	3,353	5,315	—	(3,353)	5,315
Paid-in surplus	3,145	6,646	—	(3,146)	6,645
Merger reserve	—	26,486	697	—	27,183
Other reserves	—	23	—	—	23
Shares held by ESOP trusts	—	(115)	—	—	(115)
Revaluation of available-for-sale investments	—	—	—	209	209
Cash flow hedges	—	—	—	(278)	(278)
Exchange differences on translation of foreign operations	—	—	—	3,254	3,254
Treasury shares	—	(3,286)	—	—	(3,286)
Share-based payments	—	558	—	(6)	552
Retained earnings	8,786	69,441	71,796	(110,600)	39,423
	15,284	105,068	72,493	(113,920)	78,925

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	15,284	105,068	72,493	(113,920)	78,925
Adjustments:
Deferred taxation/business combinations	244	2,412	2,168	(2,412)	2,412
Provisions	29	(30)	(57)	28	(30)
Oil and natural gas reserve differences	—	41	41	(41)	41
Sale and leaseback	—	(41)	(41)	41	(41)
Goodwill	—	193	193	(193)	193
Derivative financial instruments	—	221	221	(221)	221
Inventory valuation	(163)	(190)	(190)	353	(190)
Gain arising on asset exchange	245	245	—	(245)	245
Pensions and other postretirement benefits	82	3,820	2,404	(2,486)	3,820
Impairments	—	683	683	(683)	683
Provisions for severance and operating costs	—	39	39	(39)	39
Equity-accounted investments	—	48	48	(48)	48
BP shareholders’ equity as adjusted to accord with US GAAP	15,721	112,509	78,002	(119,866)	86,366

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Noncurrent assets
Property, plant and equipment	5,939	—	87,153	—	93,092
Goodwill	—	—	10,857	—	10,857
Other intangible assets	418	—	3,787	—	4,205
Investments in jointly controlled entities	—	—	14,556	—	14,556
Investments in associates	—	2	5,484	—	5,486
Other investments	—	—	467	—	467
Subsidiaries – equity-accounted basis	3,069	106,704	—	(109,773)	—
Fixed assets	9,426	106,706	122,304	(109,773)	128,663
Loans and other receivables	5,244	1,451	6,640	(10,916)	2,419
Defined benefit pension plan surplus	—	2,092	13	—	2,105
	14,670	110,249	128,957	(120,689)	133,187
Current assets
Inventories	107	—	15,538	—	15,645
Trade and other receivables	7,644	791	51,466	(15,619)	44,282
Current tax receivable	—	—	157	—	157
Cash and cash equivalents	(1)	4	1,356	—	1,359
	7,750	795	68,517	(15,619)	61,443
Total assets	22,420	111,044	197,474	(136,308)	194,630
Current liabilities
Trade and other payables	1,616	7,687	54,412	(15,619)	48,096
Finance debt	74	—	10,110	—	10,184
Current tax payable	2	—	4,129	—	4,131
Provisions	—	—	715	—	715
	1,692	7,687	69,366	(15,619)	63,126
Noncurrent liabilities
Other payables	4,263	57	11,034	(10,916)	4,438
Finance debt	—	—	12,907	—	12,907
Deferred tax liabilities	1,814	265	14,622	—	16,701
Provisions	549	—	8,335	—	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	81	—	10,258	—	10,339
	6,707	322	57,156	(10,916)	53,269
Total liabilities	8,399	8,009	126,522	(26,535)	116,395
Net assets	14,021	103,035	70,952	(109,773)	78,235
Equity
BP shareholders’ equity	14,021	103,035	69,609	(109,773)	76,892
Minority interest	—	—	1,343	—	1,343
	14,021	103,035	70,952	(109,773)	78,235

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Capital and reserves
Capital shares	3,353	5,403	—	(3,353)	5,403
Paid-in surplus	3,145	6,366	—	(3,145)	6,366
Merger reserve	—	26,465	697	—	27,162
Other reserves	—	44	—	—	44
Shares held by ESOP trusts	—	(82)	—	—	(82)
Exchange differences on translation of foreign operations	—	—	5,616	—	5,616
Share-based payments	—	434	—	—	434
Retained earnings	7,523	64,405	63,296	(103,275)	31,949
	14,021	103,035	69,609	(109,773)	76,892

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	14,021	103,035	69,609	(109,773)	76,892
Adjustments:
Deferred taxation/business combinations	255	2,563	2,308	(2,563)	2,563
Provisions	26	(137)	(162)	136	(137)
Oil and natural gas reserve differences	—	30	30	(30)	30
Sale and leaseback	—	(43)	(43)	43	(43)
Goodwill	—	224	224	(224)	224
Derivative financial instruments	(63)	(315)	(315)	378	(315)
Inventory valuation	—	65	65	(65)	65
Gain arising on asset exchange	251	251	—	(251)	251
Pensions and other postretirement benefits	82	4,089	2,511	(2,593)	4,089
Impairments	—	677	677	(677)	677
Provisions for severance and operating costs	—	60	60	(60)	60
Equity-accounted investments	—	212	212	(212)	212
Investments	—	227	227	(227)	227
Other	—	(40)	(40)	40	(40)
BP shareholders’ equity as adjusted to accord with US GAAP	14,572	110,898	75,363	(116,078)	84,755

	Issuer	Guarantor
Cash flow statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended June 30, 2005

Net cash provided by operating activities	737	3,841	2,171	(12)	6,737

Net cash used in investing activities	(88)	—	(2,572)	—	(2,660)

Net cash used in financing activities	(637)	(3,837)	224	12	(4,238)

Currency translation differences relating to cash and cash equivalents	—	—	—	—	—

(Decrease) increase in cash and cash equivalents	12	4	(177)	—	(161)

Cash and cash equivalents at beginning of period	(8)	2	1,527	—	1,521

Cash and cash equivalents at end of period	4	6	1,350	—	1,360

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended June 30, 2004

Net cash provided by operating activities	520	3,427	7,550	(6,339)	5,158

Net cash used in investing activities	(95)	—	(2,060)	—	(2,155)

Net cash used in financing activities	(417)	(3,426)	(6,129)	6,339	(3,633)

Currency translation differences relating to cash and cash equivalents	—	—	(11)	—	(11)

(Decrease) increase in cash and cash equivalents	8	1	(650)	—	(641)

Cash and cash equivalents at beginning of period	(5)	2	2,234	—	2,231

Cash and cash equivalents at end of period	3	3	1,584	—	1,590

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Six months ended June 30, 2005

Net cash provided by operating activities	1,578	7,076	12,535	(5,078)	16,111

Net cash used in investing activities	(166)	519	(4,593)	—	(4,240)

Net cash used in financing activities	(1,407)	(7,593)	(7,939)	5,078	(11,861)

Currency translation differences relating to cash and cash equivalents	—	—	(9)	—	(9)

(Decrease) increase in cash and cash equivalents	5	2	(6)	—	1

Cash and cash equivalents at beginning of period	(1)	4	1,356	—	1,359

Cash and cash equivalents at end of period	4	6	1,350	—	1,360

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Six months ended June 30, 2004

Net cash provided by operating activities	1,068	6,056	20,459	(15,417)	12,166

Net cash used in investing activities	(187)	—	(3,736)	—	(3,923)

Net cash used in financing activities	(873)	(6,056)	(17,189)	15,417	(8,701)

Currency translation differences relating to cash and cash equivalents	—	—	(8)	—	(8)

(Decrease) increase in cash and cash equivalents	8	—	(474)	—	(466)

Cash and cash equivalents at beginning of period	(5)	3	2,058	—	2,056

Cash and cash equivalents at end of period	3	3	1,584	—	1,590

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION

ENVIRONMENTAL INDICATORS

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004

Average crude oil realizations - $/bbl
UK	48.76	33.99	47.16	31.60
USA	49.27	35.82	46.21	34.22
Rest of World	44.57	32.64	43.08	31.69
BP average	47.79	34.47	45.60	32.85

Average natural gas liquids realizations - $/bbl
UK	34.34	28.30	32.30	27.04
USA	28.04	23.13	27.50	22.71
Rest of World	33.77	22.17	32.47	23.36
BP average	29.86	23.71	28.99	23.43

Average liquids realizations (a) - $/bbl
UK	47.83	33.64	46.27	31.33
USA	45.92	33.67	43.21	32.36
Rest of World	43.94	31.90	42.43	31.14
BP average	45.95	33.27	43.85	31.85

Average natural gas realizations - $/mcf
UK	4.82	3.59	5.21	4.18
USA	5.83	5.11	5.57	4.91
Rest of World	3.20	2.54	3.15	2.60
BP average	4.38	3.68	4.32	3.74

Total hydrocarbons - $/boe
UK	40.50	28.78	40.09	28.60
USA	40.99	31.96	38.86	30.70
Rest of World	28.65	21.56	27.75	21.57
BP average	36.11	27.66	34.86	27.06

Average oil marker prices - $/bbl
Brent	51.63	35.32	49.64	33.67
West Texas Intermediate	53.08	38.28	51.52	36.80
Alaska North Slope US West Coast	50.10	36.99	47.64	35.61

Henry Hub gas price (b) ($/mmbtu)	6.74	6.00	6.51	5.84
UK Gas – National Balancing point (p/therm)	30.15	20.70	34.02	22.64

Global Indicator Refining Margins (c) - $/bbl
Northwest Europe	5.68	5.29	4.27	4.01
US Gulf Coast	9.37	9.18	8.34	8.05
Midwest	7.45	9.01	5.65	6.84
US West Coast	14.53	15.41	13.71	11.73
Singapore	6.30	2.80	5.64	3.11
BP average	8.42	8.28	7.19	6.59

(a)	Crude oil and natural gas liquids.
(b)	Henry Hub First of Month Index.
(c)

The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavéra refineries.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period.  The average rate for the period is the average of the daily mid-point closing rates for the period.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004

US dollar/sterling exchange rates

Average rate for the period	1.86	1.81	1.87	1.82
Period-end rate	1.80	1.81	1.80	1.81

OPERATING INFORMATION

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004

Crude oil production (thousand barrels per day) (net of royalties)
UK	290	321	289	333
Rest of Europe	73	80	74	76
USA	546	541	553	552
Rest of World	1,528	1,379	1,505	1,370
Total crude oil production	2,437	2,321	2,421	2,331

Natural gas liquids production (thousand barrels per day) (net of royalties)
UK	20	21	18	20
Rest of Europe	4	5	5	5
USA	127	140	131	139
Rest of World	31	31	31	30
Total natural gas liquids production	182	197	185	194

Liquids production(a) (thousand barrels per day) (net of royalties)
UK	310	342	307	353
Rest of Europe	77	85	79	81
USA	673	681	684	691
Rest of World	1,559	1,410	1,536	1,400
Total liquids production	2,619	2,518	2,606	2,525

Natural gas production (million cubic feet per day) (net of royalties)
UK	1,136	1,213	1,189	1,284
Rest of Europe	106	136	114	139
USA	2,727	2,790	2,688	2,829
Rest of World	4,692	4,286	4,712	4,260
Total natural gas production	8,661	8,425	8,703	8,512

Total production (b) (thousand barrels of oil equivalent per day) (net of royalties)
UK	506	551	513	575
Rest of Europe	96	108	99	105
USA	1,143	1,163	1,147	1,179
Rest of World	2,367	2,149	2,348	2,134
Total production	4,112	3,971	4,107	3,993

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004

Natural gas sales volumes (million cubic feet per day)
UK	4,699	4,489	5,054	5,409
Rest of Europe	382	266	385	354
USA	14,501	12,477	14,345	13,047
Rest of World	14,933	12,079	15,279	12,991
Total natural gas sales volumes(c)	34,515	29,311	35,063	31,801

NGL sales volumes (thousand barrels per day)
UK	4	8	7	6
Rest of Europe	12	3	12	2
USA	317	334	344	397
Rest of World	162	166	208	205
Total NGL sales volumes	495	511	571	610

Oil sales volumes (thousand barrels per day)
Refined products
UK	356	323	347	310
Rest of Europe	1,346	1,318	1,335	1,335
USA	1,656	1,687	1,652	1,685
Rest of World	604	651	612	652
Total marketing sales	3,962	3,979	3,946	3,982
Trading/supply sales	2,129	2,262	2,163	2,382
Total refined product sales	6,091	6,241	6,109	6,364
Crude oil	4,123	3,761	3,879	3,909
Total oil sales	10,214	10,002	9,988	10,273

Refinery throughputs (thousand barrels per day)(d)
UK	210	206	187	202
Rest of Europe	671	729	659	720
USA	1,350	1,370	1,375	1,317
Rest of World	305	377	302	388
Total throughput	2,536	2,682	2,523	2,627

Chemicals production (thousand tonnes)
UK	317	326	634	629
Rest of Europe	735	814	1,541	1,611
USA	1,107	1,144	2,325	2,327
Rest of World	981	982	1,990	2,022
Total production	3,140	3,266	6,490	6,589

(a)          Crude oil and natural gas liquids.

(b)         Expressed in thousand barrels of oil equivalent per day (mboe/d).  Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c)          Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

(d)         Refinery throughputs exclude the Grangemouth and Lavéra refineries which were transferred to Other businesses and corporate effective January 1, 2005.

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004
	($ million)
By business

Exploration and Production
UK	213	211	389	364
Rest of Europe	37	45	68	93
USA	942	981	1,939	1,870
Rest of World (a)	1,289	1,015	2,386	3,689
	2,481	2,252	4,782	6,016
Refining and Marketing
UK	97	81	140	143
Rest of Europe	111	133	178	203
USA	219	313	409	531
Rest of World	88	59	119	90
	515	586	846	967
Gas, Power and Renewables
UK	16	5	17	6
Rest of Europe	6	3	7	5
USA	19	13	32	24
Rest of World	10	56	16	102
	51	77	72	137
Other businesses and corporate
UK	82	15	157	46
Rest of Europe	58	37	78	71
USA	53	64	117	111
Rest of World	34	32	50	86
	227	148	402	314
	3,274	3,063	6,102	7,434
By geographical area
UK	408	312	703	559
Rest of Europe	212	218	331	372
USA	1,233	1,371	2,497	2,536
Rest of World (a)	1,421	1,162	2,571	3,967
	3,274	3,063	6,102	7,434
Included above: Acquisitions and asset exchanges	66	14	151	1,373

(a)               Six months ended June 30, 2004 included $1,354 million investment in TNK’s interest in Slavneft within TNK-BP.

NET DEBT RATIO

	At June 30
	(Unaudited)
	2005	2004
	($ million)
Net debt ratio - net debt: net debt + equity
Gross debt	19,302	19,858
Cash and cash equivalents	1,360	1,590
Net debt	17,942	18,268
Equity	80,097	73,088
Net debt ratio	18%	20%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: September 7, 2005	/s/ D J Pearl
D J PEARL Deputy Company Secretary